04047934

AR/S

Guardian
TECHNOLOGIES

2003 ANNUAL REPORT

P.E.
12-31-03

Guardian Technologies International
NASD OTC.BB: GDTI
www.guardiantechintl.com

Guardian
TECHNOLOGIES

October 26, 2004

Dear Shareholders,

Despite a challenging economic environment, 2003 was a solid developmental year for Guardian Technologies. We continue to face significant challenges, but our successes, which might appear to be small by many, are the building blocks necessary to build a formidable company while building value for our shareholders. I continue to be confident that we are executing our business strategy and that every day we near success.

We made significant progress in structuring the company with resonate focus on the two markets: aviation security and healthcare. We recognize that a company at our stage of development must relentlessly focus its efforts.

At first glance, it may not be apparent how these markets relate to one another, or what corporate strengths would allow Guardian to address them all simultaneously from its current state of development. On examination, the markets share some fundamental characteristics: Each is large, growing, and underserved; Each faces significant current and ongoing problems related to exponential data volume growth vs. decreasing information quality; Each requires new approaches to its challenges, as previous solutions have become less effective; and Each faces an evolving regulatory environment.

At the same time, Guardian's underlying strengths in technology expertise creates bonds between the solutions for each of these markets: Each requires sophisticated solutions that build on a common platform that can be easily customized and each requires the ability to derive information value from images. Most importantly, Guardian's core competencies and newly developed techniques apply with little modification across all of the market problems we are addressing.

Guardian is a technology company that delivers sophisticated solutions to its markets. We utilize high-performance imaging technologies and advanced analytics to solve problems that address critical problems in healthcare and aviation security for corporations and governmental agencies. Our product suites are a platform for innovation that efficiently integrates, streamlines, and distributes business and clinical information and images across the enterprise. We stand prepared and ready to have a year of building revenue streams from our services.

Attached to this letter are Guardian's Annual Report on Form 10-KSB for the year ended December 31, 2003, and its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, that provide certain historical financial and other information related to Guardian.

The year ahead will continue to prove to be challenging, our ability to execute our strategic plan will move Guardian toward our goal of sustainable growth. I would like to thank the management and employees of Guardian for all of their hard work during 2003. Thanks to their dedication and efforts, we found a way in a year that can only be described as challenging.

Sincerely,

Michael W. Trudnak,
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-KSB

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2003

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

(Name of small business issuer as specified in its charter)

Commission File No. 0-28238

Delaware	**54-1521616**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

21351 Ridgetop Circle, Suite 300, Dulles, Virginia 20166
(Address of Registrant's principal executive offices and zip code)

(703) 654-6091

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $.001 par value per share

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

The issuer's revenue for the year ended December 31, 2003, was $0.

As of February 13, 2004, the issuer had 15,371,800 shares of its common stock, $.001 par value per share, outstanding.

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of February 13, 2004, was $32,198,540. For the purpose of the foregoing calculation only, all directors and executive officers of the Registrant are assumed to be "affiliates" of the Registrant.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this report contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements in this report include, without limitation:

- information concerning possible or assumed future results of operations, trends in financial results and business plans, including those related to earnings growth and revenue growth;
- statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;
- statements about expected future sales trends for our products;
- statements about our future capital requirements and the sufficiency of our cash, cash equivalents, and available bank borrowings to meet these requirements;
- information about the anticipated release dates of new products;
- other statements about our plans, objectives, expectations and intentions; and
- other statements that are not historical fact.

Words such as "believe," "anticipate," "plan," "expect" and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including factors described in the section entitled *Important Factors That May Affect Our Business, Our Operating Results and Our Stock Price* in this report. Other factors besides those described in this report could also affect actual results. You should carefully consider the factors described in the section entitled *Important Factors That May Affect Our Business, Our Operating Results and Our Stock Price* in evaluating our forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this report, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the Securities and Exchange Commission ("SEC").

PART I

ITEM 1. DESCRIPTION OF BUSINESS

We were incorporated in the State of Delaware in February 1996. Prior to our reverse acquisition by RJL Marketing Services Inc., Guardian, through certain subsidiaries, was in the business of (i) fabricating and erecting structural steel for governmental, military, commercial and industrial construction projects through its 50% owned indirect subsidiary Structural Holdings, Inc., (ii) manufacturing and distributing security and safety products, primarily ballistic protective equipment through ForceOne, LLC, of which Guardian indirectly owned a 33% membership interest, and (iii) owning certain real estate properties through Palo Verde, Inc., a wholly owned subsidiary of Guardian.

Reverse Acquisition

On June 26, 2003, pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization, dated effective June 12, 2003 (Agreement and Plan), by and among Guardian, RJL Marketing Services Inc., a privately held Delaware corporation (RJL), and all of the shareholders of RJL, Guardian acquired all of the outstanding capital stock of RJL in exchange for the issuance of shares of common stock and shares of preferred stock of Guardian.

Although Guardian is the legal acquirer in the acquisition, and remains the registrant with the SEC, under generally accepted accounting principles, the acquisition was accounted for as a reverse acquisition, whereby RJL is considered the "acquirer" of Guardian for financial reporting purposes since RJL's shareholders controlled more than 50% of the post acquisition combined entity, the management of Guardian was that of RJL after the acquisition, Guardian had no assets or liabilities as of the transaction date, and the continuing operations of the entity are those of RJL. Since Guardian was a non-operating entity on the transaction date, Guardian recorded the premium over net assets purchased as a reduction of additional paid in capital. In addition, Guardian is required to present in all financial statements and other public information filings, from the date of completion of the acquisition, prior historical financial statements and information of RJL. It also requires a retroactive restatement of RJL's historical stockholders' equity to reflect the equivalent number of shares of common stock received in the acquisition.

On the effective date, pursuant to the Agreement and Plan, the two stockholders of RJL, Mr. Robert A. Dishaw and Mr. Michael W. Trudnak, exchanged all of their shares in RJL for an aggregate of 5,511,500 shares of common stock and an aggregate of 4,097 shares of Series A Convertible Preferred Stock, $.20 par value per share ("Series A Preferred Stock"), of Guardian. The shares of Series A Preferred Stock have a preferential liquidation value of $20.00 per share and each share will be automatically converted into 1,000 shares of common stock of Guardian (subject to certain anti-dilution adjustments) upon Guardian attaining Earnings Before Income Taxes and Depreciation (EBITDA) aggregating $2,500,000 following the Reverse Acquisition in the period commencing on the date of issuance through June 26, 2005, as evidenced by Guardian's financial statement contained in its reports filed with the SEC under the Exchange Act. As a condition to the closing, Mr. Moorer, the former President, Chief Financial Officer and a director of Guardian, and Messrs Houtz and Stevens, the former directors of Guardian entered into lock up agreements with RJL and Guardian pursuant to which they agreed not to sell their shares of Guardian for a period of six months, except that they may, during such period, sell an aggregate of 50,000 shares a calendar month.

Concurrently with the closing of the Reverse Acquisition, Guardian closed on an equity financing pursuant to which it placed an aggregate of 1,000,000 shares of common stock at a price of $.50 per share for aggregate proceeds of $500,000. Such financing was required as a condition to closing of the Reverse Acquisition. Guardian has granted to investors in such offering a five year piggy back registration right (except for underwritten offerings and offerings other than for cash registered on a Form S-8 or S-4). Also concurrently with the closing of the Reverse Acquisition, all of the prior officers and directors of Guardian resigned and were replaced by officers and directors designated by RJL.

At closing of the Reverse Acquisition, RJL had commitments to issue an aggregate of 5,920,000 shares of common stock and 2,600 shares of preferred stock to certain consultants all of which have been issued.

Immediately prior to the closing, and effective as of June 23, 2003, Guardian assigned all of its pre-closing assets and liabilities to a newly formed subsidiary, Black Mountain Holding, Inc. All of the shares of Black Mountain Holdings, Inc., owned by Guardian will be spun off to Guardian's stockholders, pro rata, in the nature of a stock dividend distribution. Shareholders of Guardian entitled to participate in the spin-off distribution will receive one share of Black Mountain for each share of Guardian that they hold as of the record date. Guardian established June 23, 2003, as the record date for the spin-off. Following that date, the shares of Guardian have traded "ex dividend." Guardian has been advised by prior management of Guardian that Black Mountain intends to file a registration statement with the SEC to register under the Securities Act the distribution of the spin-off shares to Guardian shareholders pro rata and the spin-off will not occur until such registration statement is declared effective by the SEC. Pending effectiveness of the registration statement, the shares of Black Mountain will be held in a spin-off trust for the benefit of Guardian's shareholders. The trustee of the trust is J. Andrew Moorer, the former President and Chief Financial Officer of Guardian.

Exclusive Distribution Agreement with Diagnos

Effective as of, and as a condition to, the closing of the Reverse Acquisition, we entered into an Exclusive Distribution Agreement with Diagnos, Inc., a Canadian public company, pursuant to which we were appointed as the exclusive distributor of certain knowledge extraction software that has been developed by Diagnos. Under the agreement, we were the exclusive distributor of Diagnos' products to the U.S. federal, state and municipal governments, U.S. government contractors, and the U.S. bio-medical market, subject to certain limited carve-outs. Upon execution of the agreement, we were required to make a royalty payment to Diagnos in the amount of $150,000, which is to be credited against the first seven licenses that Guardian sells. The agreement was a renewable ten-year agreement.

The Exclusive Distribution Agreement with Diagnos was mutually terminated effective as of January 14, 2004. The agreement was terminated for our failure to deliver the required minimum revenues included in the agreement. Our failure to meet those minimum revenue requirements resulted from several factors: (i) our inability to sell the product to the U.S. government intelligence organizations due to the fact the product was produced and owned outside the U.S., (ii) the product was a desktop version, not an enterprise version, and (iii) the high-level of technical sophistication required to be a user of the product. The termination of the Exclusive Distribution

Agreement required us to: cease the use of the Diagnos/MCubiX logo and name on our materials, return all intellectual property owned by Diagnos, and to pay all outstanding invoices (an aggregate of $25,000) immediately.

In view of the development of our business since the date of the Reverse Acquisition, management of Guardian does not believe that the termination of the Exclusive Distribution Agreement will have any adverse impact on our current plan of operations or our ability to develop, market, or distribute our healthcare or aviation security products. Our healthcare and aviation security products have been developed independent of MCubiX.

Acquisition of Intellectual Property of Difference Engines

On October 23, 2003, we entered into an agreement with Difference Engines Corporation, a Maryland corporation, pursuant to which Guardian agreed to purchase certain intellectual property (IP) owned by Difference Engines, including but not limited to certain compression software technology described as Difference Engine's Visual Internet Applications or DEVision, as well as title and interest in the use of the name and the copyright of Difference Engines. Mr. Walter Ludwig, a director of Guardian, is also the president, a director and a principal stockholder of Difference Engines.

Under the terms of the agreement, Guardian issued 587,000 shares of its common stock as consideration for the purchase of the IP and cancelled a convertible promissory note that Difference Engines had issued to Guardian in the amount of approximately $25,000 representing advances Guardian made to Difference Engines. The 587,000 shares of common stock are subject to a two (2) year lock up. Guardian has granted Difference Engines piggy-back registration rights for a period of three (3) years commencing on the date of the expiration of the lock up period with regard to the shares issued in the transaction. Upon expiration of the two (2) year lock up period, in the event that the shares are not eligible for resale under Rule 144 and have not been registered under the Securities Act, the holder of the shares may demand redemption of the shares. The redemption price is to be calculated on the basis of the average of the closing bid and asked prices of Guardian's common stock for the twenty (20) consecutive business days ending on the day prior to the date of the exercise of the holder's right of redemption. The founders of Difference Engines, including Messrs. Ludwig and Victor T. Hamilton, provided certain releases to Guardian related to their contribution of the technology to Difference Engines. The closing of the acquisition of the IP was subject to certain conditions, including a requirement that Difference Engines obtain approval of its stockholders for the transaction and that Messrs Ludwig and Hamilton enter into two (2) year and one (1) year employment agreements, respectively, with Guardian at base salaries of $120,000 and $90,000 per annum, respectively.

The closing of the acquisition of the IP occurred effective December 19, 2003, after Difference Engines obtained the approval of its stockholders for the transaction.

Contemplated Acquisition of Wise Systems, Ltd.

On December 3, 2003, we entered into a non-binding letter of intent to acquire Wise Systems Ltd., a developer of radiology information systems with principal offices in the United Kingdom. The letter of intent is subject to customary conditions, including performance of due diligence, negotiation of definitive agreements, and receipt by us of audited financial statements for Wise Systems, obtaining regulatory approval for the transaction, and other customary conditions and may be terminated at any time without liability to either party. The letter of intent provides for the payment of the purchase price of approximately $2,600,000 in a combination of cash and stock. Also, the letter of intent provides for the payment of a two year earn-out to Wise Systems, which may be paid in cash or common stock of Guardian, at Wise Systems' option. An earnest money deposit of $150,000 was paid by Guardian to Wise Systems upon execution of the letter of intent. It also provided that should the purchase not close for any reason, Wise would enter into a non-exclusive OEM agreement with Guardian, on "most-favored client" terms, allowing Guardian to sell and customize its products in the US.

Private Placement of our Series C Convertible Preferred Stock

During October and November, 2003, we closed on the sale of an aggregate of 545 shares of our Series C Convertible Preferred Stock. Berthel Fisher acted as the placement agent for the offer and sale of such shares. We received net proceeds from the sale of such shares of $629,895 and paid to Berthel Fisher a commission of 6% of the aggregate proceeds or $37,250, a due diligence fee of 2% of the aggregate proceeds of the offering or $13,625, and issued to Berthel Fisher placement agent's warrants to purchase an aggregate of 21,800 shares of our common stock, and to reimburse certain extraordinary expenses of Berthel Fisher. The placement agent's warrants are exercisable at a price of $1.95 per share during the five year period following the issuance thereof and contain piggy back registration rights. On February 13, 2004, pursuant to the authorization of our stockholders, we increased our authorized shares of common stock to 200,000,000 shares. Under the provisions of the Series C Convertible Preferred Stock, the shares of Series C Convertible Preferred Stock automatically converted into an aggregate of 545,000 shares of our common stock.

Bridge Notes

Beginning December 8, 2003, and concluding December 19, 2003, we entered into a series of purchase agreements with eight individuals under which we sold and issued to such individuals convertible promissory notes in the aggregate amount of $700,000 and warrants to purchase 311,250 shares of our common stock. 200,000 of the warrants are exercisable during the eighteen (18) month period commencing on the date of issuance at a price of $2.50 per share. The remaining warrants are exercisable as follows: (i) 80,000 warrants exercisable during the twenty-four (24) month period commencing on the date of issuance at a price of $2.50 per share, and (ii) 31,250 warrants exercisable during the sixty (60) month period commencing on the date of issuance at a price of $5.00 per share. The proceeds of the sale of the notes were used by Guardian for working capital purposes. The notes bear interest at 10% ($70,000) and are repayable sixty days after the date of issuance of the notes (maturity date). The unpaid notes and interest, beyond the maturity date, bear interest at the rate of 18% per annum in the event they are not repaid within 60 days of the date of issuance. An event of default occurs under the notes if the principal or interest are not paid when due and within 15 days of notice from the note holder of such failure to pay; the voluntary or involuntary bankruptcy of Guardian, the making of a general assignment for the benefit of creditors, an application for dissolution or liquidation, or other relief from bankruptcy, insolvency or similar.

The notes provide that the principal and accrued interest under the notes may be converted into units of securities, each unit consisting of four shares of common stock and one warrant, at a price of $6.40 per unit. A note holder is also entitled to receive 1,000 warrants to purchase our common stock at a price of $2.50 per share for each $25,000 in principal amount of note outstanding for each 30 day period during which the notes are outstanding beyond the maturity date. The foregoing warrants contain certain antidilution provisions, one time piggy-back registration rights and other customary provisions.

Our Business

Guardian is a technology company that designs, develops and delivers sophisticated solutions to its target markets. We utilize high-performance imaging technologies and advanced analytics to create integrated information management technology products and services that address critical problems in healthcare and aviation security for corporations and governmental agencies. Each product and service can radically improve the quality and velocity of decision-making, organizational productivity, and efficiency within the enterprise.

The core component of Guardian's overall business strategy is gaining and securing a competitive advantage through our advanced technologies. Our product suite is a platform for innovation that efficiently integrates, streamlines, and distributes business and clinical information and images across the enterprise.

We understand the challenges facing our clients such as staffing shortages, declining revenues, declining reimbursements, integration complexities, information accuracy across systems, and competitive pressures. We develop our solutions and services to help our clients meet those challenges head on by accelerating their productivity so they can work more efficiently with the same staff. We partner with our clients to understand their needs in order to provide the right solutions, and include their feedback in the development process of any customized products.

Following the Reverse Acquisition, Guardian has evolved, in a very short period of time, into a focused product and marketing structure in the healthcare and aviation security markets. We recognize that a company at our stage of development must continuously focus its efforts.

Each of Guardian's target markets share certain common characteristics:

- Each is large, growing, and underserved.
- Each faces significant current and ongoing problems related to exponential data volume growth versus decreasing information quality.
- Each requires new approaches to its challenges, as previous solutions have become less effective.
- Each faces an evolving regulatory environment.
- At the same time, our underlying strengths in technology expertise create bonds between the solutions for both of these markets:
- Each requires sophisticated solutions that build on a common platform that can be easily customized.
- Each requires the ability to derive information value from images, structured data, and text.

- Most importantly, Guardian's core competencies and newly developed techniques apply with little modification across all of the market problems we are addressing.

Currently, we are focused on providing technology solutions and services in two primary markets, healthcare and aviation security. However, as we develop new or enhanced solutions we expect to expand into other markets. We may also engage in one or more acquisitions of businesses that are complementary to our business. As of December 3, 2003, we have entered into a non-binding letter of intent agreement to acquire Wise Systems, Ltd., of Corsham, UK, a leading developer of radiology information systems (RIS). However, there can be no assurance that we will be able to close on the Wise Systems Ltd. acquisition or identify any other such acquisition candidates or be able to negotiate terms for any acquisition that is acceptable to us.

Our Competitive Strengths

We believe that the following competitive strengths will enable us to take advantage of market opportunities within our targeted industries:

- **Focus.**

  We believe our focus on products and services with common technology cores allows us to adopt strategies, pursue objectives and develop products with features that better address the problems of customers.

- **Multiple Expertise.**

  We believe our high level of in-house expertise in several difficult areas of technology, and our ability to augment those capabilities from outside, quickly and appropriately, creates significant competitive advantage.

- **Sophisticated Intelligent Information Systems.**

  We believe our sophisticated intelligent information systems give us the ability to identify and capitalize on profitable opportunities in our markets and enhance our relationships with our customers. We believe our systems are unique for a company of our size and are scalable to support our continued growth.

- **Attractive Product Structures.**

  Our systems and solutions are designed to ensure that our clients' budget-making decision process is more manageable.

- **Strong Relationships with Distributors and OEMs.**

  We are developing a network of loyal and productive distributors and OEMs who are attracted to Guardian because of our market-focused products, competitive compensation program, stable presence and user-friendly, sophisticated systems.

- **Management Experience and Incentive to Maximize Stockholder Value.**

  Operational, organizational and financial standards implemented by our senior management team have so far driven our rapid development of sophisticated, targeted products, hiring and retention of a world-class staff of imaging technology and business process professionals, adherence to a clearly-defined acquisition strategy, and expected profitability in 2004. In addition, our management and certain of our employees own stock in our company and we expect to provide incentive compensation to them in the form of stock options.

- **Public Financing Structure.**

  Relative to other companies at our stage in development, our ability to raise capital in public and private markets significantly improves our ability to make quick decisions regarding strategic acquisitions and commitments which reassures potential allies and partners.

Our Strategies

We intend to grow the business by focusing on the following strategies:

Sales - Our product distribution strategy is to employ a multi-tiered marketing approach that uses a mix of direct sales, OEMs and distribution partners. Our direct sales force targets each market segment, validates approach, and provides insight for use with the OEM and partner channels. The partner channel distribution strategy includes entering into reseller agreements; sales lead exchange agreements and service bundling agreements that benefit from integration of combined product offerings.

Partnerships - We also partner with system integration firms to complement their capabilities and share in custom solution component development that results in further market exposure for Guardian.

Leverage of Expertise - We believe business synergies between Guardian and our partners will enable each firm to pursue opportunities made feasible only by the joint capabilities of both parties. We will maintain an efficient and effective operating structure where we focus on systems consolidation and automation designed to eliminate redundancies and achieve greater operational efficiencies, which drive down the total cost of service.

Continuing Strength of Technology - We believe we currently have, and can maintain, a superior set of technology expertise that allows us to create product and service combinations faster, more flexibly, and more completely than competitors. At a minimum, we presuppose that our partners' core mission will be to realize greater technology ROI for their clients and ensure strategic alignment between business objectives and technology.

Our Challenges

We face a number of challenges in capitalizing on our strengths and implementing our strategies. For example:

- Business in general is highly competitive, and we compete with both large multinational solution providers and smaller companies. Some of our competitors have more capital, longer operating and market histories, and greater resources than we have, and may offer a broader range of products and lower prices than we offer.
- Negative trends caused by irrational price competition or increased costs in the market for our solutions could cause our results of operations to suffer.
- Our success depends on our ability to deliver sophisticated solutions and set prices competitively. If we fail to assess accurately the risks that we assume, we may fail, which could reduce our income or result in an operating loss.
- We have little operating history as a public company and we may not be able to develop and implement the infrastructure necessary to operate successfully as an independent public company.

For further discussion of these and other challenges we face, see "Important Factors That May Affect Our Business, Our Operating Results and Our Stock Price."

HEALTHCARE INDUSTRY

Market

According to the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), health care was the largest single sector of the U.S. economy in 2002. The total healthcare system represents approximately $1.5 trillion, or 14% of the U.S. gross domestic product.

Increased consumer, government, employer and payer awareness of the high incidence and resulting cost of medical errors is resulting in an increased interest in clinical information systems. According to the report published by the Institute of Medicine (IOM) of the National Academies, between 44,000 and 98,000 unnecessary deaths result in the United States each year from errors in medical treatment, making medical errors the eighth leading cause of death, ahead of automobile accidents, breast cancer, and AIDS. Aside from human costs, the total financial cost of medical errors has been estimated at up to $8 billion per year.

In a follow-up report issued by the IOM, the IOM reiterated the urgency of reducing medical errors, but stated that the United States' healthcare system is plagued with even deeper quality problems which together detract from the "health, functioning, dignity, comfort, satisfaction and resources of Americans." The use of information technology to support clinical and administrative processes is prominent in the report's recommended strategies to improve the overall quality of healthcare within the next ten years. We anticipate that increased use of information technology will be a significant factor in driving industry practices to higher quality standards.

Healthcare organizations face increasing regulation and scrutiny by federal, regional and local authorities. Compliance with regulations governing healthcare cost reimbursement; insurance, and administration impose financial burdens on healthcare organizations. Recently, proposed and final regulations published under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) have created significant operational challenges to healthcare providers and payers.

Guardian's Healthcare Solutions division (GHS) provides products and services to one of the fastest-growing sectors in healthcare and healthcare information management: diagnostic radiology.

Diagnostic Radiology Industry

Radiology is inexorably moving from film to digital, and this is creating enormous amounts of data that must be catalogued, managed, moved, and archived. Newer imaging technologies such as CT (computerized tomography) and MRI (magnetic resonance imaging) are digitally incepted (though in practice, reads of these modalities are often done by printing film from the digital image). Even historically film-based modalities such as general x-ray and mammography are moving toward digital inception. It has not happened as quickly as some people had predicted, but the pace is quickening.

As digital modalities drive radiology toward filmless, the data volumes become staggering. A single mammography study is 300 megabytes, and a large center can do hundreds in a day. A CT or echocardiography study can be 30-50 gigabytes. In many cases records must be kept for 7 years, 10 years, or even the lifetime of the patient.

Patient records in radiology are increasingly managed on computers; however, the vast bulk of the radiology archive is still in millions of linear feet of film racks. Radiology IT systems fall into two broad classes: picture archiving and communication systems, or PACS, and radiology information systems, or RIS. The increasing trend is for full integration of PACS and RIS, both at a macro software level, and at the patient record level.

There were 350 million imaging procedures performed in the U.S. in 1998, according to Dr. Bob Bell, R. Bell & Associates in February 2000. The National Healthcare Statistics Group of HHS estimates total U.S. patient spending on radiology at $75 billion annually, with a 9-12% growth rate. Capital expenditures on diagnostic imaging equipment are $4.52 billion annually, according to "Economic Analysis of Filmless Radiology," by Charles Flagle.

The HIPAA (Health Insurance Portability and Accountability Act of 1996) mandates and the increasingly competitive environment among hospitals and imaging centers to provide the most efficient services are creating a wave of continual capital expenditure. As Y2K spending inflated hospital budgets, HIPAA compliance requirements are creating a new wave of spending.

Radiology and HIPAA

HIPAA regulations about the patient record have taken a long time to come, and for the most part they are somewhat more admonitory than prescriptive. Regulations implementing HIPAA impose national health data standards on health care providers that conduct electronic health transactions, health care clearinghouses that convert health data between HIPAA-compliant and non-compliant formats, and health plans. Collectively, these groups, including most requirements of Guardian's prospective customers, are known as covered entities. These HIPAA standards include:

- transaction and code set standards that prescribe specific transaction formats and data code sets for certain electronic health care transactions;
- privacy standards that protect individual privacy by limiting the uses and disclosures of individually identifiable health information;
- and data security standards that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability, and security of individually identifiable health information in electronic form.

All covered entities were required to comply with the TCS standards by October 16, 2003. The privacy standards imposed by HIPAA have been in effect for most covered entities since April 14, 2003, while the compliance deadline for the security standards is April 21, 2005.

For most healthcare enterprises, compliance with HIPAA is burdensome, but can be dealt with at a "best practices" level. For radiology, there are some significant multipliers of concern: the sheer volume of data and transactions that radiology deals with relative to other providers, the issue attendant to sharing information with referring primary providers, and, most important, the regulatory mandate for disaster recovery.

Disaster recovery is not a major problem for most patient records—offsite microfiche, Xeroxing, mirroring office hard drives all suffice. For the film component of the radiology archive, it is potentially a very expensive problem, however. Both on a going-forward basis and to some extent with legacy film, PACS and HIPAA's disaster-recovery mandate will drive radiology data volumes an order of magnitude faster than decreases in the costs of storage.

Radiology providers, like all others, would prefer to concentrate on providing their core services, not on interaction with payers and compliance with regulatory regimes. In large part, much of the suite of services offered by GHS is designed to address that desire.

Guardian's Healthcare Solutions division creates and markets integrated information management technology products and services for the radiology enterprise under the marketing tag "Revisualize Radiology."

Overview of GHS

We currently concentrate on the radiology marketplace, and more narrowly on free-standing radiology practices and small hospitals. While our technology and services are applicable to other provider specialties, radiology presents a set of unique challenges and opportunities.

GHS will initially target hospitals with less than 200 beds and freestanding radiology clinics. According to the American Hospital Association, there are 5,801 hospitals in the U.S. Approximately one-third have less than 200 beds. According to the American Medical Information, Inc. there are 2,795 major diagnostic imaging centers and more than 5,000 smaller imaging centers in the U.S.

According to market analysts Frost and Sullivan, the US market for our GHS products and services is projected to be $1.7 billion in 2004. While a number of variously sized companies compete in the radiology IT marketplace the penetration rate of these technologies and services is still under 20% in the US.

GHS Products

In November 2003, Guardian entered into a non-binding letter of intent to purchase Wise Healthcare Systems, a developer of healthcare information systems based in the UK. The letter of intent provided for an earnest payment of $150,000 against the purchase price. It also provided that should the purchase not close for any reason, Wise would enter into a non-exclusive OEM agreement with Guardian, on "most-favored client" terms, allowing GHS to sell and customize its products in the US. With either outcome (completed purchase of Wise or OEM agreement), GHS has market offerings in three distinct areas that address the radiology IT marketplace:

- Component software for image compression, manipulation, and archiving, all critical needs for cost-effective PACS and teleradiology.
- Integrated RIS/PACS capable of managing any-sized radiology enterprise that can be sold by themselves or in concert with GHS's services, but specifically marketed to clinical practices and small hospitals.
- Integrated service suites directed at clinical practice and small hospitals for managed mixed archiving of data and film, managed HIPAA compliance, and management of interactions with public and private payers.

Though all of GHS's products and services are currently exempt from FDA premarket authorization requirements, Guardian intends to register as a medical device manufacturer and seek "substantial equivalence" certification for them.

Component Software

GHS's DEVision product dramatically increases lossless, completely reversible compression ratios compared with competitive products. Standard techniques can losslessly compress radiology images between 1.5-3 times; DEVision currently averages over 5:1, with a target average of up to 10:1. For image types such as x-ray and mammography, which can be 300MB each, such an improvement creates dramatic cost savings in archiving and reduces network throughput both inside the enterprise and for offsite teleradiology.

For modalities where "near-lossless" archiving is acceptable, DEVision has as much as 60% better performance than competitive products. DEVision accomplishes these increases in medical image compression by:

- using proprietary image pre-processing techniques to "prep" images for compression;
- use of a proprietary "tuning" engine that alters the compression approach based on image characteristics by modality (e.g., CT, x-ray, MR), series type (e.g., part of the body and angle), and individual image characteristics;
- use of single, multiple, or iterative compression algorithms, both proprietary and standards-facing whose object is deep reversible or "near-lossless" compression, rather than speed (which is less relevant in an archive than in a clinical setting).

DEVision is a software development kit designed to be easily integrated with existing filmless radiology systems, is fully DICOM (digital imaging and communication in medicine) -compliant . It is sold on a non-exclusive license basis with an enterprise license fee, and varying costs depending on number of servers and clients being used. We are in discussions with several PACS and storage vendors, in the US and abroad, and with a large US government healthcare provider, regarding integration of DEVision into their products.

Integrated RIS/PACS

Whether Guardian acquires Wise outright or completes the alternative OEM arrangement, following some relatively minor further development, GHS will have a mature, fully integrated RIS/PACS available for sale both as an end-user product, and as an OEM product, either complete or in modules. Wise's name for this product is Virtology.Net, which name will likely be changed for GHS markets, but for purposes of this document it will be referred to as such.

The Virtology.Net product line is robust and will require very minor development enhancements for GHS's purposes. A complete suite of applications that address all of the IT requirements of diagnostic services within a clinic, hospital or group of hospitals has been written:

- Virtual-Radiology NET. A fully integrated RIS/PACS, with full DICOM and HL7 (Health Level 7, an emerging set of standards for electronic interchange of clinical, financial, and administrative information among healthcare providers and payers) services
- Talk-Tank.NET. Full-featured digital dictation
- Virtual-ImageTank.NET. Very robust archiving/database suite
- Virtual-Pathology.NET and Virtual-Obstetrics.NET

Virtology.Net will enter the US market (and elsewhere) with certain advantages over competitive products: in price point, flexibility, feature set, and scaling product path (into ophthalmology and histology, for example). Virtology.Net is a next-generation application development and runtime environment for integrated RIS/PACS. Virtology.Net has an existing UK installed base of over 30 hospitals and clinics.

Wise decided to develop an application runtime environment after reviewing the competition and finding them wanting, mainly due to limited functionality, bias towards user interface development and component dependence on third-party runtime environments or operating systems. Future product road maps for these competitive products also concentrated on user interface development and low-level programming languages. While providing some arguable short-term advantages, such an approach creates long-term burdens, among them increased deployment and maintenance costs, and the need to continually redevelop complete applications as the development, runtime and operating system environments change every few years.

The vision behind the development of Virtology.Net, conversely, was to:

- Develop re-usable application components that are not subject to redevelopment due to operating system upgrades
- Divorce the application business logic from the user interface software allowing the user interface to be swapped with ease.
- Allow application business logic to be configured without any programming effort using configuration files.
- Application components can be called from any third party system using a standard messaging protocol.

The resulting product suite is not simply Web-"enabled," but Web-based from the ground up. It can be infinitely scaled and integrated with existing third-party systems through SOAP. Interfaces are customized using standard HTML and XML editors. Server-side functions can run either under Microsoft Server applications, or Linux/Unix.

With the pending integration of one of several choices of DICOM viewer, and perhaps other visualization tools, along with GHS's DEVision product, Guardian will have a market-superior product suite, particularly well-suited for the clinical practice market and for integration with GHS's contemplated service suite.

We announced the product line at the Radiological Society of North America meeting in December 2003 under the service mark PACS for Practice. PACS for Practice is designed with an understanding of the differences between the workflow, clinical, and archive requirements of radiology practices (versus hospitals) in mind. Practices see significantly fewer chronic patients, have far greater periodicity in their workflow, do the vast majority of mammography examinations, and often have multiple locations with mixed modality environments, and our offering in this market is oriented toward those specific needs, without sacrificing features that all radiologists require in a filmless system.

Revenues per install will vary significantly based on practice size, modality mix, hardware needs, and other factors. An average large practice could anticipate spending between $350,000 and $1,000,000 on a fully integrated RIS/PACS. PACS for Practice is also specifically designed to operate in tandem with our managed mixed archive service. GHS is developing combined product/service offerings that will "flatten" the costs to customers of the capital portion by blending the costs of equipment and archiving services.

Managed Mixed Archive Service

Managing a radiology practice mixed archive of paper and film is expensive, cumbersome, and inescapable. For urban and high-wage suburban practices, real estate and personnel costs for the management of tens of thousands of patient jackets carrying millions of paper and film records is a significant drag on practice profitability and a distraction from clinical responsibilities. In addition, new regulatory requirements for disaster recovery and records security under HIPAA create more expense and uncertainty for radiology than for most other medical specialties.

In response to market opportunity, Guardian has created both technology and a robust service plan for centralized mixed records management, conversion, and regulatory compliance for the radiology enterprise that allows practices to concentrate on their core business while saving money, reducing headcount, and upgrading their clinical technology. We will concentrate on building market momentum in the mid-Atlantic corridor (Richmond to Philadelphia) for a mixed archive facility to be located in Baltimore.

Competition

We face intense competition from other providers of radiology information services providers. However, the current diagnostic imaging market is highly fragmented. Capital equipment sales and annual service costs are divided into four sub-markets: PACS, RIS, dictation/transcription, and charge capture.

There is no direct competitor that offers a working integrated workflow solution such as that offered by Guardian. However, there are seven companies that are developing such a product: ADAC/Cerner, Merge, GE, Agfa, Medq, SMS, and IDX.

It is difficult to discern which company is closest to market with its developments. However, IDX, Agfa, Merge, and Sunquest/Misys appear to be Guardian's closest competitors. Although some companies offer separate RIS, PACS, billing, or claims components such as GE or McKesson/HBOC, they are neither web-based nor integratable.

We believe that the price point, flexibility, and integrated service component of our offerings will afford us a competitive advantage. Current RIS/PACS offerings from major competitors such as GE, Siemens, Cerner, and Phillips have major competitive disadvantages relative to GHS when addressing the small hospital/freestanding clinic market.

Such competitive offerings are overpriced relative to the market, as the price structures for them have been designed to address the largest healthcare enterprises (500+-bed hospitals). Certain of these competitors explicitly ignore potential installations under a fairly high threshold size ($3 million in one known case). Nevertheless, on a procedures-per-year basis, larger clinical practices exceed the size of many hospitals.

Additionally, many of our competitors are also in the primary business of selling modalities (MR, CT, or nuclear medicine devices) as well as PACS or RIS. Their sales emphasis is on these larger-ticket items, rather than customer-centric RIS/PACS.

The practice market is generally quite underserved in healthcare information technology offerings, despite a generally much shorter selling cycle and more obvious ROI calculation. In practices, decisions are made by the radiologist/partners, without the IT gatekeepers typical in larger enterprises. As well, provable cost savings devolve to the partners themselves, rather than into a general operating budget as in a hospital.

No other company that we are aware of offers integrated products and mixed archiving services designed to address not only the workflow and clinical benefits of RIS/PACS technology, but some of the least tractable economic issues facing radiology practices today.

GHS will sell these products and services both through a direct, regionalized sales force and by making distribution deals with major supplies and technology providers to the radiology practice market.

AVIATION SECURITY INDUSTRY

Market

For more than six weeks following the September 11, 2001 terrorist attacks on the United States, Congress and the Bush Administration worked on a solution to protect the U.S. transportation system from further attack and to restore confidence on the part of the traveling public. The result was the Aviation and Transportation Security Act.

The Act, which President Bush signed into law on November 19, 2001 at Ronald Reagan Washington National Airport, created the Transportation Security Administration (TSA) within the Department of Transportation and placed strict, dated mandates on the new agency. The most significant of these deadlines include:

- A requirement to deploy Federal screeners at security checkpoints at 429 airports across the Nation within one year of enactment (November 19, 2002); and
- A requirement to have systems in place for screening every piece of checked baggage for explosives not later than December 31, 2002.

After September 11th, the TSA was charged with the primary responsibility for securing the nation's transportation system, a task fraught with challenges. The transportation system crisscrosses the nation and extends beyond our borders to move millions of passengers and tons of freight each day. The extent of the system, as well as the sheer volume of passengers and freight moved, makes it both an attractive target and difficult to secure. Addressing the security concerns is further complicated by the number of transportation stakeholders that are involved, including government agencies at the federal, state, and local levels and thousands of private sector companies. Concerns over air transportation safety resulting from the September 11th terrorists attacks has resulted in decreased passenger traffic levels and has placed financial pressures on the airlines.

After considerable intense planning and preparation, the Department has recently begun to deploy new passenger and baggage screening systems and, at the same time, is building the infrastructure necessary to support a flat, flexible, modern organization.

The goals of TSA's Screening Checkpoint Design effort are focused on improving security (particularly with regard to preventing breaches and consequent terminal evacuations or "dumps"), optimizing efficiency, and improving customer service. Simultaneously, TSA is continuing to research, develop and test a second wave (the so-called "White" and "Blue" packages) of Screening Checkpoint Design improvements (with inherently longer lead times) intended for deployment over the next 18-36 months.

TSA has enacted enhanced security measures at airports aimed at the identification and detection of threat items. These increased security measures have resulted in increased frustration by passengers and significantly longer processing time per passenger to clear security. A September 2003 U.S. Government Accounting Office report on the performance of TSA highlighted the following: (1) airport security screeners are detecting thousands of designated threat items each month (there are 1,200 designated threat items on the TSA Threat List including minor secondary threat items such as scissors, pocket knives, and corkscrews), (2) airport security screeners are failing to detect principal threats items (guns, knives, bombs, plastique, and ceramic weapons) over half the time, and (3) passenger throughput (the time to clear through security) is at unacceptably low levels.

Over a period of 10 years (2001–2010), the total U.S. annual people screening outlay is expected to grow to over 15 times its current size. Post-9/11, the baggage screening industry is at the start of a growth spurt. The industry is expected to grow from $200-$250 million per year (sales and service) over the last decade, to $1.5 billion by 2006 and $3.4 billion by 2010. Prior to 9/11, the luggage screening market (systems and service) hovered around $230 million per year. This market was projected to grow to $700 million in 2003, $1.2 billion by 2006, and $3.5 billion by 2010. The container and vehicle screening industry is changing its focus from drug trafficking to anti-terror screening activities. It will see a rapid growth, from below $60 million per annum in the 1993–2001 period to over $750 million by 2006 and over $1.4 billion in 2010. During the period of 2003 – 2006, about 80% of cargo screening activities and outlay will focus on cargo carried-on scheduled passenger flights. Unless a "cargo terror" event occurs, cargo screening outlay will grow at a 25-30% compound annual growth rate.

Aviation Baggage Screening Products and Services

Combining proprietary technology platforms in imaging and knowledge extraction, we have developed an intelligent solution that can identify threat items, notify screeners of the existence of threat items, and speed the security process by eliminating unnecessary baggage checks, providing the screener with a second opinion, and reducing processing time spent on false positives (baggage selected for security review that contains no threat items). We expect to further enhance the development of our solution, called PinPoint (a threat identification detection alert solution), by the fourth quarter of 2004. We propose to seek patent protection for the product, although there can be no assurance that we will be successful in obtaining any such patent.

PinPoint is an integrated image data analysis solution and knowledge engine for image data identification and detection. PinPoint is an alpha stage product that has been reviewed and preliminarily tested by Safe Skies, the Transportation Safety Administration's ("TSA") independent testing agency. PinPoint successfully completed and passed the preliminary test, which resulted in the following developments: (i) Safe Skies referred their scanner equipment manufacturers to us to engage in discussions of integrating PinPoint with their equipment, (ii) Safe Skies has provided us with additional threat item images (sophisticated explosive materials) to integrate into our solution, which the current scanning equipment and scanner operators have had difficulty identifying, and (iii) Safe Skies has established a timeframe for the next level of testing, a live test on a scanner at Knoxville Airport. The largest scanner manufacturer has completed an in-depth review of PinPoint, including a field test of the solution under a simulated baggage scanning operation. PinPoint successfully completed this simulated test and the manufacturer has scheduled a live test at their location using one of their scanners and images which they have collected from the machine. The test was conducted in early March 2004, at the manufacturer's U.S. headquarters. We successfully completed this third-party validation of our new threat identification and detection alert solution, PinPoint. Test results reveal that PinPoint is able to detect threat items at approximately 90% or greater, while limiting 'false positive' results to approximately 10% or less. False positives represent detection of a threat item when no threat item actually exists. The test additionally validated that our processing time was around one (1) second per image. All three results are material improvements on the actual results currently produced by the scanning manufacturers and realized by the Transportation Safety Administration.

In the event the solution gains the necessary level of acceptance with TSA and the scanner manufacturers, we intend to propose to TSA Phase II and Phase III. Phase II will provide inter-networking of all scanners within an individual airport. This project will reduce manpower requirements and provide a base for monitoring total airport security. Phase III will link the individual airport networks together in a wide-area network. This phase will provide the automated systems to improve communications between TSA and the local airport management, as well as provide the intelligence, data, and statistics required to develop a machine learning knowledge system. Deployment of both Phases of the project will benefit TSA increasing operational efficiency, reducing operating costs, and enhancing intelligence information. At this point there are no firm plans or commitments by TSA to move forward on these projects, however, these projects represent the logical next development stage.

Guardian's objective is to become the leading provider of contraband detection systems worldwide and to extend its technology expertise to address broader applications for detection. Specific elements of Guardian's growth strategy are to enhance our technological leadership, expand our sales and marketing organization, leverage our detection technology expertise to enter new markets for detection, and selectively pursue strategic relationships and acquisitions.

Competition

The competition between the manufacturers of baggage (hand-held and small parcel) screening, luggage and large parcel screening, people screening for weapon and explosives detection, container and vehicle screening, and cargo screening is intense. The major competitors are AS&E, Smiths-Detection, OSI Rapiscan, InVision, and L3, each of which is better capitalized and has greater marketing and other resources than Guardian. The reason is quite simple: the U.S. Government has appropriated hundreds of million dollars to protect our borders. What is not so obvious is that the manufacturers that once held the largest share of installed base are at risk due to aging and inadequate technology. Our complementary approach of integrating our software solution within the manufacturers' hardware solution mitigates competition from the manufacturers.

Also, several software companies and academic institutions are attempting to develop sophisticated solutions to aid the manufacturers with detection of contraband substances. To date there has been no known solution developed. We believe that Guardian's approach is unique in that it is a non-intrusive adjunct to the current manufacturers' products. The enhancement identifies contraband at an accuracy level that is significantly higher than the methodology used today by TSA.

The market for contraband detection systems software is anticipated to become intensely competitive and is characterized by continuously developing technology and frequent introductions of new products and features. We expect competition to increase as other companies introduce additional and more competitive products in the aviation security market and as we develop additional capabilities and enhancements for PinPoint and new applications for our technology. Historically, the principal competitors in the market for explosive detection systems have been InVision, Vivid Technologies, Inc., EG&G Astrophysics, Smiths-Detection, Thermedics Detection Inc., and Barringer Technologies Inc. Each of these competitors provides aviation security solutions and products for use in the inspection of checked and carry-on luggage. We are aware of certain major corporations competing in other markets that intend to enter the aviation security market.

Guardian believes that its ability to compete in the aviation security market is based upon such factors as: product performance, functionality, quality and features; quality of customer support services, documentation and training; and the capability of the technology to appeal to broader applications beyond the inspection of checked and carry-on baggage. Although we believe that PinPoint is superior to its competitors' products in its detection capability and accuracy, PinPoint must also compete on the basis of price, throughput, and the ease of integration into existing baggage handling systems. Certain of our competitors may have an advantage over our existing technology with respect to these factors.

Patents and Proprietary Rights

We rely on a combination of common law trademark, service mark, copyright and trade secret law and contractual restrictions to establish and protect our proprietary rights and promote our reputation and the growth of our business. We do not own any patents that would prevent or inhibit our competitors from using our technology or entering our market although we intend to seek such protection as appropriate. It is our practice to require all of our employees, consultants and independent contractors to enter into agreements containing non-disclosure, non-competition and non-solicitation restrictions and covenants, and while our agreements with some of our customers and suppliers include provisions prohibiting or restricting the disclosure of proprietary information, we can not assure you that these contractual arrangements or the other steps taken by us to protect our proprietary rights will prove sufficient to prevent misappropriation of our proprietary rights or to deter independent, third-party development of similar proprietary assets.

Due to the rapid pace of technological change in the software industry, we believe patent, trade secret and copyright protection are less significant to our competitive edge than factors such as the knowledge, ability and experience of our personnel, new product development, frequent product enhancements, name recognition and the ongoing reliability of our products.

Employees

As of December 31, 2003, we employed 17 full-time employees, of whom two reside outside the United States. None of our employees is a party to a collective bargaining agreement and we believe our relationship with our employees is good. We also employ consultants and independent contractors on a regular basis to assist in the completion of projects. It is our practice to require all our employees, consultants and independent contractors to enter into proprietary information and inventions agreements containing non-disclosure, non-compete and non-solicitation restrictions or covenants.

Important Factors That May Affect Our Business, Our Operating Results and Our Stock Price

In addition to the other information in this report, you should carefully consider the following cautionary factors in evaluating us and our business. Our financial condition and operating results could be materially adversely affected by any of the risks set forth below. From time to time we may furnish certain "forward-looking" information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995, or the Act, and (ii) in releases issued by the SEC. We are making these cautionary statements pursuant to the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act.

We Are A Development Stage Company And Our Business Plan And Technology Is Unproven.

Since the closing of the reverse acquisition of Guardian Technologies International, Inc. by RJL Marketing Services Inc. in June 2003, through the date of this report, we have generated no revenue. Also, since the inception of RJL, we have experienced operating losses and negative cash flows. We incurred an operating loss of $6,463,496 during the period from inception through December 31, 2003. We are a development stage company and our business plan is unproven. We cannot assure you that we will ever achieve profitability or, if we achieve profitability, that it will be sustainable. The income potential of our businesses is unproven, and our limited operating history makes it difficult to evaluate our prospects. We anticipate increased expenses as we continue to expand and improve our infrastructure, invest in or develop additional products, make acquisitions, develop our technology, expand our sales and marketing efforts and pursue additional industry relationships. Moreover, the acceptance of the products that we offer is uncertain, including acceptance by the healthcare and aviation security markets.

We May Face Competition From Other Developers Or Sellers Of Imaging And Radiology Technology And Baggage Screening Technology.

While the market for imaging and radiology technology is highly fragmented, we face competition from other companies that are developing products that are expected to be competitive with our products. We also face potential competition from other companies developing baggage screening technology. Business in general is highly competitive, and we compete with both large multinational solution providers and smaller companies. Some of our competitors have more capital, longer operating and market histories, and greater resources than we have, and may offer a broader range of products and at lower prices than we offer.

We May Undertake Acquisitions Which Pose Risks To Our Business; Acquisition Of Wise Systems, Ltd.

As part of our growth strategy, we may acquire or enter into joint venture arrangements with, or form strategic alliances with complimentary businesses. Any future acquisition, investment, strategic alliance or related effort will be accompanied by the risks commonly encountered in such transactions. These risks may include:

- Difficulty of identifying appropriate acquisition candidates;
- Paying more than the acquired company is worth;
- Difficulty in assimilating the operations of the new business;
- Costs associated with the development and integration of the operations of the new entity;
- Existing business may be disrupted;
- Entering markets in which we have little or no experience;
- Accounting for acquisitions could require us to amortize substantial goodwill, adversely affecting our results of operations;
- Inability to retain the management and key personnel of the acquired business;
- Inability to maintain uniform standards, controls, policies and procedures; or
- Customer attrition with respect to customers acquired through the acquisition.

We cannot assure you that we would successfully overcome these risks or any other problems associated with any acquisition, investment, strategic alliances, or related efforts. Also, if we use our common stock in connection with an acquisition, a stockholder's percentage ownership in us will be reduced and such stockholder may experience additional dilution.

On December 3, 2003, we entered into a letter of intent to acquire Wise Systems Ltd., a developer of radiology information systems with principal offices in the United Kingdom. The letter of intent is subject to customary conditions, including performance of due diligence, negotiation of definitive agreements, and receipt by us of audited financial statements for Wise Systems, obtaining regulatory approval for the transaction, and other customary conditions and may be terminated at any time without liability to either party. The letter of intent provides for the payment of the purchase price of approximately $2,600,000 in a combination of cash and stock. It is anticipated that a part of the purchase price will be paid in common stock. Also, the letter of intent provides for the payment of a two-year earn out to the stockholders of Wise Systems, which may be paid in cash or common stock of Guardian, at Wise Systems' option. An earnest money deposit of $150,000 was paid by Guardian to Wise Systems upon execution of the letter of intent.

However, there can be no assurance that the acquisition will be effected upon terms acceptable to us or at all. If we are unsuccessful in completing this transaction, the letter of intent provides that Wise Systems and Guardian will enter into an OEM agreement whereby we will have the right to distribute the Wise product line in the United States. The $150,000 earnest money deposit will convert to prepaid license fees under the OEM agreement; however, we will not own the technology.

We Are Depending On The Proceeds Of A Private Placement Offering To Implement Our Business Strategy.

On December 22, 2003, we engaged an investment banking firm to act as our placement agent and to offer and sell our securities in a private placement. The securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. In the private placement we may issue up to 1,250,000 units of securities, each unit consisting of four shares of common stock and one warrant for a purchase price of $6.40 per unit, and aggregate proceeds of up to $8,000,000, although we reserve the right to increase the maximum amount of the offering. We have agreed to pay the investment banking firm a monthly investment banking fee, issue 25,000 shares of common stock upon our engagement of the investment banking firm, issue up to 200,000 shares of our stock as compensation for sales of the units, pay a 9% commission on sales of the units (to be paid in cash or our stock), issue a warrant equal to 10% of the common stock sold in the offering (excluding the common stock underlying the warrants), and reimburse certain expenses. There can be no assurance that we will raise sufficient financing as a result of this offering. We are dependent on the proceeds of this offering to implement our business strategy and to continue our business operations. To date our average monthly cash expenditures have been approximately $200,000 and we have relied upon the proceeds of the sale of our equity securities and a bridge loan to fund our operations. We have raised approximately $2,100,000 from the sale of such securities, including $700,000 from the bridge loans that are repayable from the proceeds of the offering. We anticipate that, based upon our currently proposed plans and assumptions relating to our operations and proposed expansion, that the maximum proceeds of the private offering will satisfy our contemplated cash requirements the next eighteen months. In the event we raise $3,583,000 in the offering, such proceeds will satisfy our contemplated cash requirements for the next twelve months. In the event our plans change, our assumptions change or prove to be inaccurate or if the proceeds of this offering prove to be insufficient to fund acquisitions or expanded operations, we would be required to seek additional financing or, if such funding is not received, curtail our operations. We have no current arrangements with regard to, or sources of, additional financing. There can be no assurance additional financing will be available on acceptable terms, or at all.

Our Stock Price Is Volatile

The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of our common stock to drop. In addition, the market price of our common stock is highly volatile. Factors that may cause the market price of our common stock to drop include:

- Fluctuations in our results of operations;
- Timing and announcements of new customer orders, new products, or those of our competitors;
- Any acquisitions that we make or joint venture arrangements we enter into with third parties;
- Changes in stock market analyst recommendations regarding our common stock;
- Failure of our results of operations to meet the expectations of stock market analysts and investors;
- Increases in the number of outstanding shares of our common stock resulting from sales of new shares, or the exercise of warrants, stock options or convertible securities;
- Reluctance of any market maker to make a market in our common stock;
- Changes in investors' perception of the aviation security and healthcare information technology industries generally; and
- General stock market conditions.

There Is A Limited Market For Our Common Stock And No Market For Our Class A Warrants.

Our common stock is quoted on The Nasdaq Stock Market, Inc.'s OTC Bulletin Board under the symbol "GDTI." No assurance can be made that an active market will develop for our common stock or, if it develops, that it will continue.

Our Common Stock Is Subject To The SEC's Penny Stock Regulations.

Our common stock is subject to the SEC's "penny stock" rules. These regulations define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, including securities listed on Nasdaq. For any transaction involving a penny stock, unless exempt, these rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to the broker-dealer and the registered underwriter, current quotations for the securities, information on the limited market in penny stocks and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers' presumed control over the market. In addition, the broker-dealer must obtain a written statement from the customer that such disclosure information was provided and must retain such acknowledgment for at least three years. Further, monthly statements must be sent disclosing current price information for the penny stock held in the account. The penny stock rules also require that broker-dealers engaging in a transaction in a penny stock make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the purchase. The foregoing rules may materially and adversely affect the liquidity for the market of our common stock. Such rules may also affect the ability of broker-dealers to sell our common stock, the ability of holders of such securities to obtain accurate price quotations and may therefore impede the ability of holders of our common stock to sell such securities in the secondary market.

Certain Provisions Of Our Charter And Bylaws May Discourage Mergers And Other Transactions.

Certain provisions of our certificate of incorporation and bylaws may make it more difficult for someone to acquire control of us. These provisions may make it more difficult for stockholders to take certain corporate actions and could delay or prevent someone from acquiring our business. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.

Our Board Of Directors May Issue Additional Shares Of Preferred Stock Without Stockholder Approval.

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock of which 6,000 have been designated as Series A Convertible Preferred Stock. In addition, we have designated 1,170 shares as Series B Convertible Preferred Stock and 6,000 shares as Series C Convertible Preferred Stock, none of which shares are outstanding on the date of the filing of this report. Accordingly, our board of directors may, without shareholder approval, issue one or more new series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult or discouraging, an acquisition or change of control of Guardian. Although we do not have any current plans to issue any additional shares of preferred stock, we may do so in the future.

We Depend On Key Personnel.

Our success depends of the contributions of our key management personnel, including Mr. Robert A. Dishaw, President and Chief Operating Officer, Mr. Michael W. Trudnak, Chairman, Chief Executive Officer, Secretary and Treasurer, and Mr. William J. Donovan, Chief Financial Officer. If we lose the services of any of such personnel we could be delayed in or precluded from achieving our business objectives. We do not have key man insurance on any of such officers.

In addition, the loss of key members of our sales and marketing teams or key technical service personnel could jeopardize our positive relations with our customers. Any loss of key technical personnel would jeopardize the stability of our infrastructure and our ability to provide the service levels our customers expect. The loss of any of our key officers or personnel could impair our ability to successfully execute our business strategy, because we substantially rely on their experience and management skills.

Our Directors And Executive Officers Own A Substantial Percentage Of Our Common Stock.

Our directors and executive officers beneficially own approximately 44.32% of our outstanding shares of common stock and 74.13% of our outstanding shares of Series A Convertible Preferred Stock, of which 5,527 are issued and outstanding. Each share of Series A Preferred Stock entitles the holder to cast 1,000 votes with regard to any matter submitted to our stockholders for a vote. Accordingly, our directors and executive officers are entitled to cast an aggregate of 10,595,500 votes on matters submitted to our stockholders for a vote or approximately 50.70% of the total number of votes entitled to be cast at a meeting of our stockholders. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders. These matters would include the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may discourage or prevent someone from acquiring our business.

We Have Never Paid A Cash Dividend.

We have never paid a cash dividend on our common stock and do not anticipate paying cash dividends in the foreseeable future.

If We Fail To Attract And Retain Additional Skilled Personnel, Our Ability To Provide Technology-Based Application Development, Integration, And Product Development May Be Limited, And As A Result, We May Be Unable To Attract Customers And Grow Our Business.

We believe that our ability to attract, train, motivate and retain highly skilled technical, managerial and sales personnel, particularly in the areas of application development, business intelligence, knowledge extraction, management, healthcare economics, radiology, and technical support, is essential to our future success. Our business requires individuals with significant levels of expertise in knowledge extraction, business operations, mathematics, quantitative analysis, and machine learning. Competition for such personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to provide higher compensation to such personnel than we currently anticipate. If we fail to attract and retain sufficient numbers of highly skilled employees, our ability to provide the necessary products, technologies, and services may be limited, and as a result, we may be unable to attract customers and grow our business.

Changes May Take Place In Funding For Healthcare.

Initially, Guardian expects to derive a substantial portion of its revenues from sales of financial, administrative and clinical healthcare information systems, and other related services within the healthcare industry. As a result, the success of Guardian is dependent in part on political and economic conditions as they relate to the healthcare industry.

Virtually all of Guardian's prospective customers in the healthcare industry are subject to governmental regulation, including Medicare and Medicaid regulation.

Accordingly, Guardian's prospective customers and other entities with which Guardian may develop a business relationship are affected by changes in such regulations and limitations in governmental spending for Medicare and Medicaid programs. Recent actions by Congress have limited governmental spending for the Medicare and Medicaid programs, limited payments to hospitals and other providers under such programs, and increased emphasis on competition and other programs that potentially could have an adverse effect on Guardian's customers and the other entities with which Guardian has a business relationship. In addition, federal and state legislatures have considered proposals to reform the U.S. healthcare system at both the federal and state level. If enacted, these proposals could increase government involvement in healthcare, lower reimbursement rates and otherwise change the business environment of Guardian's prospective customers and other entities with which Guardian may develop a business relationship. Guardian's prospective customers and other entities with which Guardian may develop a business relationship could react to these proposals and the uncertainty surrounding these proposals by curtailing or deferring investments, including those for Guardian's products and services.

In addition, many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for Guardian's products and services. If Guardian is forced to reduce its prices, its expected operating margins would likely decrease. As the healthcare industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Competition For Healthcare Information Systems Is Intense.

The market for healthcare information systems is intensely competitive, rapidly evolving and subject to rapid technological change. Guardian believes that the principal competitive factors in this market include the breadth and quality of system and product offerings, the features and capabilities of the systems, the price of the system and product offerings, the ongoing support for the systems, the potential for enhancements and future compatible products.

Some of Guardian's competitors have greater financial, technical, product development, marketing and other resources than Guardian, and some of its competitors offer products that we do not offer. Our principal existing competitors include IDX, Eclipsys Corporation, McKesson Corporation, Siemens AG, Epic Systems Corporation, GE Medical and Cerner Corporation. Each of these competitors offers a suite of products that compete with many of Guardian's products. There are other competitors that offer a more limited number of competing products. Guardian may be unable to compete successfully against these organizations. In addition, Guardian expects that major software information systems companies, large information technology consulting service providers and system integrators, and other smaller companies specializing in the healthcare industry may offer competitive products or services.

Product Liability Claims May Occur.

Any failure by Guardian's products that provide applications relating to patient medical histories, diagnostic procedures, and treatment plans could expose Guardian to product liability claims for personal injury and wrongful death. Unsuccessful claims could be costly to defend and divert management time and resources. In addition, Guardian cannot make assurances that it will continue to have appropriate insurance available to it in the future at commercially reasonable rates.

Product Malfunction Liability Claims May Occur.

Any failure by elements of Guardian's systems that provide elements of claims submitted by its clients could expose Guardian to liability claims for incorrect billing and electronic claims. Unsuccessful claims could be costly to defend and divert management time and resources. In addition, Guardian cannot make assurances that it will continue to have appropriate insurance available to it in the future at commercially reasonable rates.

Specific Government Regulations Relating To Medicare And Medicaid May Impinge On Guardian.

Many of Guardian's prospective customers and the other entities with which Guardian may develop a business relationship operate in the healthcare industry and, as a result, are subject to governmental regulation. Because Guardian's healthcare products and services are designed to function within the structure of the healthcare financing and reimbursement systems currently in place in the United States, and because Guardian is pursuing a strategy of developing and marketing products and services that support its customers' regulatory and compliance efforts, Guardian may become subject to the reach of, and liability under, these regulations.

The federal Anti-Kickback Law, among other things, prohibits the direct or indirect payment or receipt of any remuneration for Medicare, Medicaid and certain other federal or state healthcare program patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by the federal health care programs. Violations of the federal Anti-Kickback Law may result in civil and criminal sanction and liability, including the temporary or permanent exclusion of the violator from government health programs, treble damages and imprisonment for up to five years for each violation. If the activities of a customer of Guardian or other entity with which Guardian has a business relationship were found to constitute a violation of the federal Anti-Kickback Law and Guardian, as a result of the provision of products or services to such customer or entity, was found to have knowingly participated in such activities, Guardian could be subject to sanction or liability under such laws, including the exclusion of Guardian from government health programs. As a result of exclusion from government health programs, Guardian customers would not be permitted to make any payments to Guardian.

The federal Civil False Claims Act and the Medicare/Medicaid Civil Money Penalties regulations prohibit, among other things, the filing of claims for services that were not provided as claimed, which were for services that were not medically necessary, or which were otherwise false or fraudulent. Violations of these laws may result in civil damages, including treble and civil penalties. In addition the Medicare/Medicaid and other federal statutes provide for criminal penalties for such false claims. If, as a result of the provision by Guardian of products or services to its customers or other entities with which Guardian has a business relationship, Guardian provides assistance with the provision of inaccurate financial reports to the government under these regulations, or Guardian is found to have knowingly recorded or reported data relating to inappropriate payments made to a healthcare provider, Guardian could be subject to liability under these laws.

Medical Device Regulation May Require Us To Obtain Approval For Our Products.

The United States Food and Drug Administration has promulgated a draft policy for the regulation of computer software products as medical devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. To the extent that computer software is a medical device under the policy, Guardian, as a manufacturer of such products, could be required, depending on the product, to:

- register and list its products with the FDA;
- notify the FDA and demonstrate substantial equivalence to other products on the market before marketing such products; or
- obtain FDA approval by demonstrating safety and effectiveness before marketing a product.

Depending on the intended use of a device, the FDA could require Guardian to obtain extensive data from clinical studies to demonstrate safety or effectiveness, or substantial equivalence. If the FDA requires this data, Guardian would be required to obtain approval of an investigational device exemption before undertaking clinical trials. Clinical trials can take extended periods of time to complete. Guardian cannot provide assurances that the FDA will approve or clear a device after the completion of such trials. In addition, these products would be subject to the Federal Food, Drug and Cosmetic Act's general controls, including those relating to good manufacturing practices and adverse experience reporting. Although it is not possible to anticipate the final form of the FDA's policy with regard to computer software, Guardian expects that the FDA is likely to become increasingly active in regulating computer software intended for use in healthcare settings regardless of whether the draft is finalized or changed. The FDA can impose extensive requirements governing pre- and post-market conditions like service investigation, approval, labeling and manufacturing. In addition, the FDA can impose extensive requirements governing development controls and quality assurance processes.

System Errors And Warranties May Subject Us To Liability.

Guardian's healthcare information systems are very complex. As with all complex information systems, Guardian's healthcare information systems may contain errors, especially when first introduced. Guardian's healthcare information systems are intended to provide information to healthcare providers for use in the diagnosis and treatment of patients. Therefore, users of Guardian's products may have a greater sensitivity to system errors than the market for software products generally. Failure of a Guardian customer's system to perform in accordance with its documentation could constitute a breach of warranty and require Guardian to incur additional expenses in order to make the system comply with the documentation. If such failure is not timely remedied, it could constitute a material breach under a contract allowing the client to cancel the contract and subject Guardian to liability.

A security breach could damage Guardian's reputation or result in liability. Guardian retains and transmits confidential information, including patient health information. It is critical that these facilities and infrastructure remain secure and be perceived by the marketplace as secure. Guardian may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by breaches. Despite the implementation of security measures, this infrastructure or other systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of our security, whether as a result of our own systems or systems that they interface with, could reduce demand for Guardian's services and products.

Customer satisfaction and Guardian's business could be harmed if Guardian's business experiences delays, failures or loss of data in its systems. The occurrence of a major catastrophic event or other system failure at any of Guardian's facilities, or at any third party facility, including telecommunications provider facilities, could interrupt data processing or result in the loss of stored data, which could harm Guardian's business.

We May Infringe The Proprietary Rights Of Others.

If any of Guardian's products violate third party proprietary rights, Guardian may be required to reengineer its products or seek to obtain licenses from third parties to continue offering its products without substantial reengineering. Any efforts to reengineer Guardian's products or obtain licenses from third parties may not be successful, in which case Guardian may be forced to stop selling the infringing product or remove the infringing functionality or feature. Guardian may also become subject to damage awards as a result of infringing the proprietary rights of others, which could cause Guardian to incur additional losses and have an adverse impact on its financial position. Guardian does not conduct comprehensive patent searches to determine whether the technologies used in its products infringe patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending; many of which are confidential when filed, with regard to similar technologies.

Unforeseeable Disruption In The Economy May Take Place Consequent To Terrorism Or Other International Events.

The terrorist events of September 11, 2001, as well as new terrorists threats, the war in Iraq and the possibility of war in other areas of the Middle East, have sensitized Guardian and many other businesses to the potential disruption that such activities can have on the economy, the business cycle and, ultimately on the financial performance of these organizations. It is impossible to know whether such terrorist or military activities will continue, and whether, and to what extent, they may cause a disruption that may have a material adverse effect on the business and financial condition of the Company.

A Number Of Factors That Affect Our Revenues Make Our Future Results Difficult To Predict, And Therefore We May Not Meet Expectations For A Particular Period.

We believe that our revenues have the potential to vary significantly from time to time. We believe that these variations may result from many factors, including:

- the timing, size and mix of orders from our major customers, including in particular, the TSA and agencies of other governments;
- legislative or other government actions driven, in part, by the public's perception of the threats facing commercial aviation, leading to fluctuations in demand for aviation security products and services;
- delays in product shipments caused by the inability of airports to install or integrate our products in a timely fashion;
- the availability and cost of key components;
- the timing of completion of acceptance testing for some of our products;
- the introduction and acceptance of new products or enhancements to existing products offered by us or our competitors;
- changes in pricing policies by us, our competitors or our suppliers, including possible decreases in average selling prices of our products caused by customer volume orders or in response to competitive pressures; and
- our sales mix to domestic and international customers.

We Expect to Depend On A Small Number Of Customers For A Substantial Portion Of Our Future Revenues.

A significant portion of our quarterly and annual operating expenses is expected to be relatively fixed in nature. This means that future revenue fluctuations will cause our quarterly and annual operating results to vary substantially. We also may choose to increase spending to pursue new market opportunities, which may negatively affect our financial results.

Governmental Agencies, The Primary Customers For Our PinPoint Products, Are Subject To Budget Processes Which Could Limit The Demand For These Products.

Substantially all of the potential customers for our PinPoint products under development to date have been public agencies or quasi-public agencies, such as the FAA, the TSA, airport authorities and manufactures of threat detection devices. Public agencies are subject to budgetary processes and expenditure constraints.

The funding of government programs is subject to legislative appropriation. Budgetary allocations for PinPoint depend, in part, upon governmental policies, which fluctuate from time to time in response to political and other factors, including the public's perception of the threat of commercial airline bombings. For example, the terrorist attacks of September 11, 2001 resulted in the passage of the Aviation and Transportation Security Act of 2001, or Transportation Security Act, mandating a small surcharge on each airline ticket purchase to fund airline security. This surcharge was suspended from June 1, 2003 to September 30, 2003. We cannot assure that the surcharge will not again be suspended or that the funds generated by these surcharges will be used to purchase our PinPoint products. We cannot assure that funds will continue to be appropriated by Congress or allocated by the TSA or other agencies for the purchase of PinPoint product or any other such product we develop and market.

Legislative Actions Could Lead To Fluctuations In Demand For Aviation Security Products And Services.

In addition to the Congressional budgetary process, other legislation could be introduced that would impact demand for aviation security products and services. In response to fluctuation in concern on the part of voters about aviation security and competing homeland security demands, or for other reasons, the plans for deployment of PinPoint product to screen baggage could be changed. Budgetary debates and delays could result in fewer PinPoint products being sold to the TSA.

Governmental Agencies Have Special Contracting Requirements, Which Create Additional Risks.

In contracting with public agencies, we are subject to public agency contract requirements that vary from jurisdiction to jurisdiction. Future sales to public agencies will depend, in part, on our ability to meet public agency contract requirements, certain of which may be onerous or even impossible for us to satisfy.

Government contracts typically contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion, which subject us to additional risks. These risks include the ability of the U.S. government to unilaterally:

- suspend or prevent us for a set period of time from receiving new contracts or extending existing contracts based on violations or suspected violations of laws or regulations;
- terminate our future contracts;
- reduce the scope and value of our future contracts;
- audit and object to our contract-related costs and fees, including allocated indirect costs;
- control and potentially prohibit the export of our products; and
- change certain terms and conditions in our contracts.

The U.S. government can terminate any of its contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source. Our contracts with foreign governments may contain similar provisions. In the event we enter into one or more government contracts for PinPoint, the government's termination of any such contracts for our PinPoint product under development would harm our business.

In addition, U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds annually for a given program on a September 30 fiscal year-end basis, even though contract performance may take years. Consequently, our future contracts with the TSA may only be partially funded at the outset, and additional monies are normally committed to the contract by the TSA only as appropriations are made by Congress for future periods. The government's failure to fully fund one or more of the contracts for our PinPoint product under development would harm our business.

Because we expect to contract with the U.S. government, we will be subject to periodic audits and reviews. Based on the results of its audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. In the future, government audits and reviews could result in adjustments to our revenues and cause other adverse effects, particularly to our relationship with the TSA. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, because we expect to contract with the U.S. government, we will be subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not.

In addition, public agency contracts are frequently awarded only after formal competitive bidding processes, which are often protracted and typically contain provisions that permit cancellation in the event that funds are unavailable to the public agency. We may not be awarded any of the contracts for which we submit a bid. Even if we are awarded contracts, substantial delays or cancellations of purchases could result from protests initiated by losing bidders.

Our Growth Depends On Our Introduction Of New Products And Services, Which May Be Costly To Develop And May Not Achieve Market Acceptance.

As part of our strategy for growth, we intend to develop products to address additional aviation security opportunities, such as passenger, carry-on baggage and air cargo screening. We also intend to address homeland security requirements beyond aviation, such as screening at border checkpoints, government offices and transportation terminals and ports. We will be required to spend funds to develop or acquire technologies and products for these initiatives, and these initiatives may divert our development and management resources away from our core PinPoint product. In addition, we have acquired, rather than developed internally, some of our technologies in connection with our acquisitions of companies and businesses, and these technologies may not perform as we expect. The development of new products may require greater time and financial resources than we currently anticipate and, despite significant investments in research and development, may not yield commercially successful products.

The development of our products for explosives and weapons detection is highly complex. Successful product development and market acceptance of any new products and services that we develop depend on a number of factors, including:

- our timely completion and introduction of new products;
- our accurate prediction of the demand for homeland security products and the changing requirements of the homeland security industry, including certification or other required performance standards;
- the availability of key components of our products;
- the quality, price and operating performance of our products and those of our competitors;
- our customer service capabilities and responsiveness; and
- the success of our relationships with potential customers.

Our Future PinPoint Product May Fail To Obtain Certification By The TSA.

New products for aviation security applications may require certification or approval by the TSA, and we believe that the TSA does not currently have standards for the certification of aviation security products other than bulk explosives detection systems and explosives trace detectors, or ETD. Other products, such as metal detectors, are subject to TSA testing prior to approval. Market acceptance of new products may be limited if the TSA has not developed standards for certification or approval of such products, and even if it does develop such standards, we may be unable to obtain any such certification or approval, which could materially limit market acceptance of such products. If we fail to timely introduce new products or if these products fail to gain market acceptance, our results of operations would be harmed.

In addition, even if successful in the United States, new products that we develop may not achieve market acceptance outside of the United States. Foreign governments may be unwilling to commit financial resources to purchase our new products, which would reduce our potential revenues and harm our business.

Our Existing PinPoint Product May Fail To Obtain Re-Certification By The TSA For Changes In The PinPoint System.

Our existing PinPoint product can be required to be re-certified by the TSA. This can happen when a critical component is changed, or we wish to make other changes to the PinPoint systems. When this happens, the affected PinPoint model requires re-certification by the TSA. The failure or delay in gaining re-certification for an existing PinPoint product could harm our ability to continue to sell the product and recognize associated revenues.

Our Major Potential Customer, The TSA, Is A Part Of The Department Of Homeland Security, A Newly Created Agency That Has Experienced, And May Continue To Experience, Delays In Its Operations, Which May Cause Delays In Our Receiving Orders For Our Products From The TSA.

The TSA is a relatively new agency that was created in November 2001 by the Transportation Security Act. As a result, it has experienced, and may continue to experience, delays in fulfilling its mandate as a result of delays in establishing the necessary infrastructure to operate in an efficient manner. This may result in delays in our receiving orders for our PinPoint product. Further, the

TSA is now a part of the Department of Homeland Security, which was created subsequent to the creation of the TSA and is therefore in an earlier stage of formation, which may further create delays in our receiving orders as this agency is organized.

Future Sales Of Our Products Will Depend On The Ability Of Airports To Secure Funding To Build Baggage Handling Systems And To Integrate Our PinPoint Product Into Such Systems, Which They May Not Be Able To Do.

Future sales will depend on integrating PinPoint into existing baggage and luggage handling systems within airports. If an airport is not configured for these systems, deployment of our PinPoint products may require changes in the airport infrastructure. If our PinPoint product cannot easily be integrated into existing baggage handling systems, we may experience reduced sales of our PinPoint products or these sales may be delayed. There can be no assurance that the government will continue to fund installations, integrations and reimbursements at the current level or at all. If there is a reduction in funding, we may experience reduced sales of our PinPoint products or these sales may be delayed.

We believe that a substantial opportunity exists for PinPoint system to be integrated into baggage handling systems. If airports determine, in conjunction with governmental authorities, that they will be unable or unwilling to modify or finance baggage handling systems, this opportunity may be limited.

If Our PinPoint Product Fails To Detect Explosives, We Could Be Exposed To Product Liability And Related Claims For Which We May Not Have Adequate Insurance Coverage, And We May Lose Current And Potential Customers.

Our aviation security business exposes us to potential product liability risks, which are inherent in the development, sale and maintenance of aviation security products. Our software is not designed to detect, and FAA/TSA certification does not require, 100% detection of any and all explosives contained in scanned baggage. For this reason, or if our products malfunction, it is possible that explosive material could pass undetected utilizing our product, which could lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customer's operators and the training of the operators. Such liability claims are likely to exceed any product liability insurance that we may have obtained.

In addition, the failure of any PinPoint product to detect explosives, even if due to operator error and not to the mechanical failure of an PinPoint product, could result in public and customer perception that our products do not work effectively, which may cause potential customers to not place orders and current customers to cancel orders already placed or to not place additional orders, any of which would harm our business and financial results.

We Expect To Substantially Depend On Large Orders From A Limited Number Of Customers. As A Result, Order Cancellations From Any Of Our Customers Or The Failure Of These Customers To Continue To Purchase PinPoint Products Could Have A Material Negative Impact On Our Business And Financial Results.

In any given fiscal quarter or year, our revenues will be derived from orders of multiple units of our PinPoint product from a limited number of customers. The failure of these customers, particularly the U.S. government, to purchase our PinPoint products or the cancellation of future orders would harm our business.

The Sales Cycle For Our PinPoint Products Is Lengthy, And We May Expend A Significant Amount Of Effort In Obtaining Sales Orders And Not Receive Them.

The sales cycle of our PinPoint product is expected to be lengthy due to the protracted approval process that typically accompanies large capital expenditures and the time required to install our PinPoint product. In addition, in the United States, the creation of the TSA and debate on formation of a Department of Homeland Security, as well as budgetary debates in Congress, may result in additional delays in the purchase of our PinPoint products. During the sales cycle we may expend substantial funds and management resources but recognize no associated revenue.

Our Future International Sales Subject Us To Risks That Could Materially Harm Our Business.

It is part of our growth strategy to establish international sales. A number of factors related to our international sales and operations could adversely affect our business, including:

- changes in domestic and foreign regulatory requirements;
- political instability in the countries where we sell products;
- possible foreign currency controls;
- fluctuations in currency exchange rates;

- our ability to protect and utilize our intellectual property in foreign jurisdictions;
- tariffs, embargoes or other barriers;
- difficulties in staffing and managing foreign operations;
- difficulties in obtaining and managing distributors; and
- potentially negative tax consequences.

Our failure to obtain the requisite licenses, meet registration standards or comply with other government export regulations, may affect our ability to generate revenues from the sale of our products outside the United States, which could harm our business. In particular, our PinPoint product maybe deemed regulated and subject to export restrictions under the U.S. Department of State regulations. Consequently, these regulations may make the product more difficult to sell to a number of countries. Compliance with government regulations may also subject us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

Exchange Rate Fluctuations Could Cause A Decline In Our Financial Condition And Results Of Operations.

In 2003, the cost of certain international currencies has increased due to fluctuations in the exchange rate of the U.S. dollar against the euro. Future fluctuations in this exchange rate could adversely affect our results in the event we make foreign sales of our products. From time to time, as and when we determine it is appropriate and advisable to do so, we will seek to mitigate the effect of exchange rate fluctuations through the use of derivative financial instruments. We cannot assure you, however, that we will continue this practice or be successful in these efforts.

Our Inability To Adapt To Rapid Technological Change Could Impair Our Ability To Remain Competitive.

The aviation security industry may undergo significant technological development in response to increased demand for aviation security products. A fundamental shift in technology in our product markets could harm our ability to generate revenues from sales of PinPoint product and services.

We anticipate that we will incur expenses in the design and initial development and marketing of new products and services. Our competitors may implement new technologies before we are able to, allowing them to provide more effective products at more competitive prices. Future technological developments could:

- adversely impact our competitive position;
- require write-downs of obsolete technology;
- require us to discontinue production of obsolete products before we can recover any or all of our related research, development and commercialization expenses; or
- require significant capital expenditures beyond those currently contemplated.

We cannot assure investors that we will be able to achieve the technological advances to remain competitive and profitable, that new products and services will be developed and developed on schedule or on a cost-effective basis that anticipated markets will exist or develop for new products or services, or that our existing product and services will not become technologically obsolete.

The Aviation Security Industry Is Highly Competitive. Given The Anticipated Continuing Demand For Airport Security Products, Competition May Increase.

The aviation security industry is intensely competitive and we may not compete successfully. As a result of increased demand for security systems, additional companies may enter the industry. Some of our competitors, and many of the potential new entrants into the aviation security industry, have financial, technical, production and other resources substantially greater than ours. We believe that some of our competitors have products undergoing TSA certification. Our failure to compete successfully could result in lost sales and could hamper our financial results.

Litigation May Be Necessary To Enforce Or Defend Against Claims Of Intellectual Property Infringement, Which Could Be Expensive And, If We Lose, Could Prevent Us From Selling Our Products.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of the outcome, could be costly and require significant time and attention of key members of our management and technical personnel.

Our domestic and international competitors, many of whom have substantially greater resources and have made substantial investments in competing technologies, may have patents that will prevent, limit or interfere with our ability to manufacture and sell our products. We have not conducted an independent review of patents issued to third parties. Because of the perceived market opportunity we face, companies possessing technology rights that they believe we might be infringing will now be much more motivated to assert infringement of their rights. These third parties may assert infringement or invalidity claims against us and litigation may be necessary to defend against these claims. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling our products. Even successful defenses of patent suits can be costly and time-consuming.

ITEM 2. DESCRIPTION OF PROPERTIES

We lease approximately 2,200 square feet of office space at 21351 Ridgetop Circle, Dulles, Virginia pursuant to a month-to-month lease that commenced on June 5, 2003. Current monthly rent is $13,508. We expect that we will need to locate new space within the next six months to accommodate the anticipated growth in staffing.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal, governmental, administrative or other proceedings to which we are a party.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for a vote of our stockholders during the fourth quarter of the year ended December 31, 2003.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER'S PURCHASES OF EQUITY SECURITIES

Our common stock traded on the Nasdaq SmallCap Market under the symbol "GRDN". On April 29, 2002, we were notified by Nasdaq that our securities were delisted from the Nasdaq Stock Market for failure to meet Nasdaq's maintenance requirement for continued listing with respect to net tangible assets/shareholders equity.

Our common stock, effective August 18, 2002, is now traded on The Nasdaq Stock Market, Inc.'s OTC Bulletin Board under the symbol "GDTI." The following table sets forth the high and low bid prices for each quarter during 2002 and 2003.

	High	Low
Fiscal Year Ended December 31, 2002:		
First Quarter	$0.10	$0.05
Second Quarter	$0.08	$0.04
Third Quarter	$0.12	$0.12
Fourth Quarter	$0.36	$0.36
Fiscal Year Ended December 31, 2003:		
First Quarter	$0.33	$0.33
Second Quarter	$2.55	$2.40
Third Quarter	$2.95	$2.76
Fourth Quarter	$3.90	$3.85

The foregoing quotations for the periods since our delisting from Nasdaq, reflect interdealer prices, without retail mark up, mark down or commission, and may not represent actual trades. The closing bid price of our common stock on March 17, 2004, was $4.30 and there were approximately 281 record holders of our common stock. This amount does not include beneficial owners of our common stock held in "street name." Signature Stock Transfer, Inc., Dallas, Texas, is our stock transfer and warrant agent.

We have never paid dividends on our common stock. Currently, we anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

Sale of Series C Convertible Preferred Stock

During October and November, 2003, we closed on the sale of an aggregate of 545 shares of our Series C Convertible Preferred Stock. Berthel Fisher acted as the placement agent for the offer and sale of such shares. We received net proceeds from the sale of such shares of $629,895 and paid to Berthel Fisher a commission of 6% of the aggregate proceeds or $37,250, a due diligence fee of 2% of the aggregate proceeds of the offering or $13,625, and issued to Berthel Fisher placement agent's warrants to purchase an aggregate of 21,800 shares of our common stock, and to reimburse certain extraordinary expenses of Berthel Fisher. The placement agent's warrants are exercisable at a price of $1.95 per share during the five year period following the issuance thereof and contain piggy back registration rights. On February 13, 2004, pursuant to the authorization of our stockholders, we increased our authorized shares of common stock to 200,000,000 shares. Under the provisions of the Series C Convertible Preferred Stock, the shares of Series C Convertible Preferred Stock automatically converted into an aggregate of 545,000 shares of our common stock.

The foregoing shares were issued to the investors and the placement agent in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended ("the Act") and set forth in Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder and constitute "restricted securities" within the meaning of Rule 144 (a)(3) under the Act.

Bridge Loans

Beginning December 8, 2003, and concluding December 19, 2003, we entered into a series of purchase agreements with eight individuals under which we sold and issued to such individuals convertible promissory notes in the aggregate amount of $700,000 and warrants to purchase 311,250 shares of our common stock. 200,000 of the warrants are exercisable during the eighteen (18) month period commencing on the date of issuance at a price of $2.50 per share. The remaining warrants are exercisable as follows: (i) 80,000 warrants exercisable during the twenty-four (24) month period commencing on the date of issuance at a price of $2.50 per share, and (ii) 31,250 warrants exercisable during the sixty (60) month period commencing on the date of issuance at a price of $5.00 per share. The proceeds of the sale of the notes were used by Guardian for working capital purposes. The notes bear interest at 10% ($70,000) and are repayable sixty days after the date of issuance of the notes (maturity date).

The notes provide that the principal and accrued interest under the notes may be converted into units of securities to be issued in this offering at the same price as contemplated by our Private Placement Memorandum. The unpaid notes and interest, beyond the maturity date, bear interest at the rate of 18% per annum in the event they are not repaid within 60 days of the date of issuance. On March 9, 2004, in accordance with provisions of the purchase agreements, we issued an additional 311,250 warrants to the note holders on the same terms and conditions as those warrants previously issued. The foregoing warrants contain certain anti-dilution provisions, one time piggy-back registration rights and other customary provisions. In the absence of financing, the note holders may convert their notes into shares of our common stock at a price of $1.50 per share.

Cappello Settlement

In October 2003, we entered into a placement agent agreement with Cappello Capital Corporation under terms which obligated us to issue an aggregate of 557,757 ten-year warrants to purchase our common stock at a price of $2.00 per share. Management believed the investment bank failed in its obligations under the agreement. On March 16, 2004, we reached a negotiated settlement to terminate this placement agent agreement and compensated the Capello Capital Corporation through the issuance of 250,000 two-year warrants to purchase our common stock at a price of $2.00 per share. On March 17, 2004, Cappello Capital Corporation exercised their cashless exercise option in exchange for the issuance of 197,368 shares of our common stock.

The foregoing shares were issued to the placement agent in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended ("the Act") and set forth in Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder and constitute "restricted securities" within the meaning of Rule 144 (a)(3) under the Act.

Private Placement

On December 22, 2003, as amended, we engaged Berthel Fisher & Company Financial Services, Inc. ("BFC") to act as our placement agent in connection with a contemplated offering to certain "accredited investors" pursuant to Rule 506 of Regulation D under the Act. At the execution of the Placement Agent Agreement, we issued to BFC 25,000 shares of our common stock.

On March 25, 2004, we closed on the sale of an aggregate of 121,996 shares of our common stock. Investors received one common stock purchase warrant for each four shares of common stock purchased. We issued to the investors an aggregate of 30,499 warrants exercisable at a price of $2.65 per share during an eighteen month period following the issuance thereof. BFC acted as the placement agent for the offer and sale of such shares. We received net proceeds from the sale of such shares of $177,581 and paid to Berthel Fisher a commission of 9% of the aggregate proceeds or $17,567 and issued to BFC placement agent's warrants to purchase an aggregate of 12,200 shares of our common stock, and to reimburse certain extraordinary expenses of BFC. The placement agent's warrants are exercisable at a price of $1.92 per share during the five year period following the issuance thereof and contain piggy back registration rights and a cashless exercise provision.

On April 1, 2004, we closed on the sale of 115,936 shares of our common stock. Investors received one common stock purchase warrant for each four shares of common stock purchased. We issued to the investors an aggregate of 28,984 warrants exercisable at a price of $2.65 per share during an eighteen month period following March 25, 2004. BFC acted as the placement agent for the offer and sale of such shares. We received net proceeds from the sale of such shares of $168,773 and paid to BFC a commission of 9% of the aggregate proceeds or $16,695 and issued to BFC placement agent's warrants to purchase an aggregate of 11,594 shares of our common stock, and to reimburse certain extraordinary expenses of BFC. The placement agent's warrants are exercisable at a price of $1.92 per share during the five year period following the issuance thereof and contain piggy back registration rights.

The foregoing securities were issued to the investors and the placement agent in reliance upon the exemption from the registration requirements of the Act, and set forth in Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder and constitute "restricted securities" within the meaning of Rule 144 (a)(3) under the Act.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATIONS

You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this report. Throughout this report when we refer to "Guardian," "we," "our" or "us," we mean Guardian Technologies International, Inc. and its subsidiaries after giving effect to the reverse acquisition of RJL Marketing Services Inc. ("Reverse Acquisition") completed in June 2003.

Description of the Company

Guardian is a technology company that designs, develops and delivers sophisticated solutions to its target markets. We utilize high-performance imaging technologies and advanced analytics to create integrated information management technology products and services that address critical problems in healthcare and aviation security for corporations and governmental agencies. Each product and service can radically improve the quality and velocity of decision-making, organizational productivity, and efficiency within the enterprise.

The core component of Guardian's overall business strategy is gaining and securing a competitive advantage through our advanced technologies. Our product suite is a platform for innovation that efficiently integrates, streamlines, and distributes business and clinical information and images across the enterprise.

Currently, we are focused on providing technology solutions and services in two primary markets, healthcare and aviation security. However, as we develop new or enhanced solutions we expect to expand into other markets. We may also engage in one or more acquisitions of businesses that are complementary to our business. As of December 3, 2003, we have entered into a non-binding agreement to acquire Wise Systems, Ltd., of Corsham, UK, a leading developer of radiology information systems (RIS). However, there can be no assurance that we will be able to close on the Wise Systems Ltd. acquisition or identify any other such acquisition candidates or be able to negotiate terms for any acquisition that is acceptable to us.

Headquartered in Dulles, Virginia, Guardian has North American sales offices in Los Angeles, Minneapolis, and Toronto.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and plan of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, intangible assets, and contingencies. We base our estimates on historical experience, where available, and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Guardian Technologies International, Inc. and its wholly-owned subsidiary, RJL Marketing Services Inc. On June 26, 2003, pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization, we acquired all of the outstanding capital stock of RJL Marketing Services Inc. in exchange for the issuance of shares of common stock and shares of preferred stock.

Method of Accounting

We use the accrual basis of accounting for financial reporting purposes, whereby revenue is recognized when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of financial statement presentation, we consider all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents and accrued expense obligations approximate their fair value due to the short term nature of their underlying terms.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could vary from those estimates.

Revenue Recognition

We are a development stage company and, as such, we have not generated revenues as of December 31, 2003. We believe revenues will be generated during the fiscal year ended December 31, 2004. The source of those revenues will be from software sales and consulting services. Revenue recognition rules for software sales are complex. We will follow specific and detailed guidelines in measuring revenue; however, certain judgments will affect the application of our revenue policy.

Valuation of Long-Lived Assets Including Acquired Intangibles

We review property and equipment and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value. We have recognized no material impairment adjustments related to property and equipment or identifiable intangibles during the past year.

Plan of Operations

We develop targeted, functional, and innovative software solutions and services to derive intelligence from images and data. Today, organizations collect far more data, particularly with the expansive growth in digital imagery, than they actually analyze and meaningfully apply. The analysis of this data and images can lead to significant improvements in the quality and efficacy of organizational decision-making. Business and IT consultants predict that the exponential growth in data and images over the next decade will continue at a pace equal to or greater than the growth experienced during the past decade. The need for more intelligent and expedient methods of analyzing data and images, along with converting the analysis into beneficial decision-making or predictive analysis bodes well for the business prospects of Guardian.

Our focus for the immediate term will be two markets: aviation security and healthcare radiology. While each of these markets represents enormous revenue potential, they are also fraught with many obstacles. In the aviation security marketplace we face the challenge of validating the efficacy of our solution. Many have tried to solve the imaging analysis and detection problems, all have failed to make substantial improvements. We believe our PinPoint solution resolves the imaging analysis and detection issues facing governmental agencies and hardware scanner manufacturers. Our challenges will be navigating the government procurement process and developing the most beneficial business strategy for aligning with the scanner manufacturers. In the healthcare radiology marketplace we will be marketing and selling our product to clients with little technological sophistication who are accustomed to maintaining images on film and data in handwritten records. Properly developing a cost/benefit analysis will be the key to penetrating the marketplace. To date, the only solution providers were extremely expensive as their primary market focus was the very largest of hospitals.

During the next twelve months, we expect to satisfy our cash requirements from the proceeds derived from a private placement offering through Berthel Fisher & Company Financial Services, Inc. ("BFC"). The offering commenced in Mid-March of 2004 and as of the date of this report has produced an aggregate of $346,354, net of placement agent fees and reimbursable expenses. We fully expect to be able to raise the maximum amount of the offering, $8,000,000. Proceeds from the offering will be used to: (i) acquire Wise Systems, Ltd., (ii) complete the development and productization of PinPoint, (iii) complete the patent process on several key patentable algorithms and processes, and (iv) to support the growth and operating expenses of the Company. We believe that we will require between $1,300,000 and $2,000,000 to support operations throughout 2004. This assumes minimal revenue production during the year.

During this development and capital formation phase, and until such time as adequate financing is in place, we will closely monitor our costs and our revenue expectations and will take actions appropriate to the market conditions.

We intend to continue to invest in both our existing technologies and in the development or acquisition of additional complimentary technologies, as well as in building an efficient marketing and sales organization. Looking to 2004, we believe we will transition during the second quarter of the year from a 'development stage company' to an 'operating company.'

Liquidity and Capital Resources

Overview

Our ability to implement our plan of operations, including the acquisition of Wise Systems, Ltd., is predicated on our ability to generate the necessary capital resources through one or more equity or debt financings, including a private placement through BFC. We intend to use the proceeds of such financing to complete the acquisition of Wise, to complete the development of the PinPoint product, to complete and file patent applications, and to support operations until revenue flow is sufficient to meet the demands of operations. The acquisition of Wise and the subsequent integration of Wise's product line with our DEVision product line will establish the Company as a viable solutions provider in the RIS/PACS marketplace. While it is conceivable that we will be able to generate revenues from either product line prior to integration, it is not anticipated that the revenues generated would be sufficient to cover operating expenses. We will need approximately three months to complete the development and commercialization of the PinPoint product. We anticipate that we will enter into some form of licensing agreement with one or more scanner manufacturers during the three month period; however, revenues from those agreements will not materialize until the product development is complete. Further, during the remaining three months of development on PinPoint, we intend to actively pursue the Transportation Safety Administration (TSA) through multiple means. We believe that $1,300,000 to $2,000,000, in excess of the $1,800,000 required for the Wise acquisition, is sufficient capital resources to ensure that we can complete our plan of operations during 2004.

Results of Operations

The Company had no revenues for the period from Inception (October 2, 2002) through December 31, 2003. Net loss for the period was $6,625,662. Included in the net loss were selling, general and administrative expenses of $2,197,041 and non-cash expenses in the form of stock-based compensation to consultants and employees of $4,277,242.

Operating Activities

During the year ended December 31, 2003, we used net cash in operating activities of $1,508,585. During the period, we experienced a net loss of $6,524,434 which was offset by non-cash charges of $4,464,393. Predominant among the non-cash charges were expenses associated with the use of stock compensation in lieu of cash compensation to consultants and employees. Additionally, we expended $140,000 in royalty payments to Diagnos Corporation under an exclusive distribution agreement, which we have subsequently terminated. The royalty payments were carried on our accounting records as an asset since the royalty payments were intended to be offset against the resale of seven software licenses of the Diagnos product. As a result of the termination of the agreement with Diagnos, we have recognized and appropriately written-off the software licenses, as impaired assets, which resulted in a further non-cash charge to earnings. During the year we made two deposits on contracts, $7,900 as a security deposit under terms of our office lease agreement, and $150,000 as a good faith deposit at the signing of the letter of intent for the acquisition of Wise Systems, Ltd. In addition to cash generated through financing activities, we offset operating expenses by increasing vendor payables by $182,480 and by deferring payroll of $527,176. The outstanding payroll represents earned salary due to four executives of the Company.

Investing Activities

During the year ended December 31, 2003, we used net cash in investing activities of $202,170 for the purchase of $37,170 of equipment, $25,000 of software, and $140,000 to acquire seven distributable licenses (royalty payment discussed above) of the Diagnos software.

Financing Activities

Net cash was provided from investing activities through the sale of common stock, the sale of preferred stock, and through convertible bridge notes. At the date of the reverse acquisition, we issued 1,000,000 shares of its common stock for net cash proceeds of $500,000. During August and September of 2003, we issued 133.3 shares of its Series C Convertible Preferred Stock to an employee of the Company for net cash proceeds of $200,000. During October and November of 2003, we issued 545 shares of its Series C Convertible Preferred Stock to investors, in a private placement through Berthel Fisher & Company Financial Services, Inc. (see Item 5 above), for net cash proceeds after placement agent and escrow fees of $629,825. During December 2003, we entered into a series of convertible bridge notes (see Item 5 above) for cash proceeds of $700,000.

Critical Accounting Pronouncements

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair market value method of accounting for stock-based employee compensation as required by SFAS 123. In addition, SFAS 148 amends the disclosure requirements of SFAS

123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The adoption of the disclosure only requirements of SFAS 148 did not have a significant impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies existing accounting for whether interest entities should be consolidated in financial statements based upon the investee's ability to finance activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies to years or interim periods beginning after January 31, 2003. This pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. This pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement affects the classification, measurement and disclosure requirements of certain freestanding financial instruments, including mandatory redeemable shares. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company for the third quarter of Fiscal 2003. This pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

ITEM 7. FINANCIAL STATEMENTS

See Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-KSB for the year ended December 31, 2003.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective July 9, 2003, Guardian dismissed its principal independent accountants, Schumacher & Associates, Inc. Schumacher & Associates, Inc. had been engaged by Guardian as the principal independent accountants to audit the financial statements of Guardian for the fiscal year ended December 31, 2002. Schumacher & Associates, Inc.'s reports on the financial statements of Guardian filed with the Securities and Exchange Commission with regard to the fiscal year ended December 31, 2002, contained no adverse or disclaimer of opinion; however, its report did contain a going concern explanatory paragraph.

The action to dismiss Schumacher & Associates, Inc., as Guardian's principal independent accountants has been taken primarily as a result of the change of control of Guardian arising from the reverse acquisition of Guardian by RJL Marketing Services Inc. (RJL), on June 26, 2003. As a condition of the acquisition, the previous executive officers and members of the board of directors of Guardian resigned effective as of the closing of the acquisition and were replaced by officers and directors designated by RJL. The new board of directors of Guardian has decided to engage the independent public accountants of RJL to audit the financial statements of Guardian for the fiscal year ended December 31, 2003.

The decision to change accountants was recommended and approved by the board of directors of Guardian.

In connection with the audit of Guardian's financial statements for the fiscal year ended December 31, 2002, and in connection with the subsequent interim period up to the date of dismissal, there were no disagreements with Schumacher & Associates, Inc., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Schumacher & Associates, Inc., would have caused Schumacher & Associates, Inc., to make reference to the subject matter of the disagreements in its report.

Effective July 10, 2003, Guardian's Board of Director's approved the engagement of Aronson & Company to serve as Guardian's independent public accountants and to be the principal accountants to conduct the audit of Guardian's financial statements for the fiscal year ending December 31, 2003, replacing the firm of Schumacher & Associates, Inc.

During Guardian's two most recent fiscal years ended December 31, 2001 and 2002, Guardian did not consult with Aronson & Company regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B. However, Aronson & Company were engaged by RJL to audit RJL's financial statements for the period ended December 31, 2002.

There were no disagreements with our accountants on accounting and financial disclosure in 2003.

ITEM 8A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Guardian, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (or our consolidated subsidiaries) required to be disclosed in our periodic SEC filings.

(b) Changes in internal controls.

During the fiscal quarter ended December 31, 2003, there has been no change in our internal control over financial reporting that has materially affected or reasonably likely to materially affect our internal control over financial reporting.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors and executive officers of Guardian are:

Name	Age	Title
Michael W. Trudnak	50	Chairman of the Board, Chief Executive Officer, Secretary, and Treasurer
Robert A. Dishaw	57	President, Chief Operating Officer, and Director
Sean W. Kennedy	53	Director
M. Riley Repko	46	Director
Walter Ludwig	47	Director
William J. Donovan	52	Chief Financial Officer

Guardian's Certificate of Incorporation provides that the board of directors shall be divided into three classes and that, if the board consists of five directors, that the first class shall consist of two directors to hold office for a term of one year from the date of the ratification of their election by stockholders at the next meeting of stockholders held to consider such matter, the second class shall consist of one director to hold office for a term of two years from the date of the ratification of his election by stockholders at the next meeting of stockholders held to consider such matter, and the third class shall consist of two directors to hold office for a term of three years from the date of the ratification of their election by stockholders at the next meeting of stockholders held to consider such matter. Messrs. Ludwig and Repko have been designated by the board as Class I directors, Mr. Kennedy has been designated as a Class II director, and Messrs. Trudnak and Dishaw have been designated as Class III directors.

Biographical information with respect to the present executive officers and directors of Guardian are set forth below. There are no family relationships between any present executive officers or directors.

Michael W. Trudnak, Chairman of the Board, Chief Executive Officer, Secretary, Treasurer and Director.
Mr. Trudnak was appointed Chairman of the Board, Secretary, and Chief Executive Officer and designated as a Class III director of Guardian effective June, 2003. From March 2003 and until the present, Trudnak has been Chairman of the Board, Chief Executive Officer, Secretary, Treasurer and a director of RJL. From October 2002 to March 2003, Mr. Trudnak was a consultant to certain telecommunications services companies. From April 2002 to October 2002, Mr. Trudnak was Chief Operating Officer and subsequently President, Chief Executive Officer and a director of Advanced Data Centers, Inc., a privately held telecommunications services company. From July 2001 to March 2002, Mr. Trudnak served as Vice President of Mid-Atlantic Sales for Equant N.V, a leading provider of global IP and data services to multinational companies. Prior to Equant's acquisition of Global One, Inc., in July 2001, Mr. Trudnak served as an Executive Director for South East Region Sales for Global One from June 1998 to July 2001, and from January 1996 to June 1998, served as Managing Director of Global One's sales and operations in France and Germany. From November 1989 through December 1995, Mr. Trudnak served as director of facilities engineering and then Senior Group Manager for Sprint International, a global telecommunications services provider. Mr. Trudnak has over twenty-five years of diversified executive management, sales, business operations, technical and administrative experience in the telecommunications industry. Mr. Trudnak served in the Marine Corps from April 1972 through January 1976.

Robert A. Dishaw, President, Chief Operating Officer and Director.
Mr. Dishaw was appointed President and Chief Operating Officer and designated as a Class III director of Guardian effective as of June, 2003. From October 2002 and until the present, Mr. Dishaw has been President and a director of RJL. From December 2000 to April 2002, Mr. Dishaw was the Executive Vice President and General Manager of Diagnos Inc., a publicly held Canadian company, which has developed and markets certain knowledge extraction software technology. From June 1999 to November 2000, Mr. Dishaw was a management consultant to certain public and private companies in the U.S. and Canada, providing capital raising, operational, sales and marketing services to such companies. From April 1997 to January 1999, Mr. Dishaw was President of HDB Communications, Inc., a private corporation that provided installation services for Canadian digital satellite providers. Mr. Dishaw served for more than seven years in the U.S. Air Force and for ten years in the U.S. Diplomatic Service serving as a Second Secretary for Administration/Political reporting at U.S. Embassies in Brazil, Guyana, Zaire, Burma and Czechoslovakia.

Sean W. Kennedy, Director.
Mr. Kennedy was designated as a Class II director of Guardian effective in July, 2003 to fill a vacancy on the board of directors created by increasing the board of directors to five members. From January 2001 to the present Mr. Kennedy has been President and Chief Executive Officer of BND Group, Inc., a privately held software development company. From October 1999 to December 2000, Mr. Kennedy was divisional Vice President of Votenet Solutions a Web development and consultant for trade associations, political parties and related organizations. From April 1994 to October 1999, Mr. Kennedy was President and CEO of Raintree Communications Corporation, a privately held telecommunication services company, focused on providing technology tools for legislative lobbying to Trade Associations and Fortune 500 companies. From June, 1989 to April 1994 Mr. Kennedy was President and CEO of Electronic Funds Transfer Association, a trade association for the electronic payments systems industry. Mr. Kennedy is a graduate of Mount Saint Mary's College in Emmitsburg, Maryland.

M. Riley Repko, Director.
Mr. Repko was designated as a Class I director of Guardian effective as of October 1, 2003. Mr. Repko was elected Chairman of the Board of Directors of IQBiometrix in June 2003, a public company. From June 2001 through April 2003, Mr. Repko served as Vice President - Sales & Business Development for TRW Systems, Inc., Global IT Division. From December 1998 through June 2001, Mr. Repko served as Managing Director, Asia-Pacific Channels for Siebel Systems, Inc. Since June 1994, Mr. Repko has been a principal of The Repko Group, a business consulting firm. Mr. Repko's academic credentials include attending the Senior Military School at the National Defense University; an MS from the U.S. Air Force's Air War College; an M.B.A. (summa cum laude) from St. Mary's University, Texas in Operations Management; a B.S. in Electrical Engineering from the Air Force Institute of Technology, Ohio; and a B.S. in Physics/Math (cum laude) from St. Bonaventure University, New York.

Walter Ludwig, Director, President of Life Sciences Division.
Mr. Ludwig was designated as a Class I director of Guardian effective as of the closing of the Reverse Acquisition in June, 2003. From January 2002 to the present, Mr. Ludwig has been President and Chief Executive Officer of Difference Engines Corporation, a privately held company that provides performance based image and video technology for the North American bio-medical market. Effective as of the closing of the acquisition by Guardian of certain intellectual property from Difference Engines Corporation on December 19, 2003, Mr. Ludwig became the President of the Life Science Division of Guardian. From May 2000 to January 2002, Mr. Ludwig was an Executive Vice President for Scientific Data Systems Inc., a private corporation, creating next-generation video and image compression firmware tools for cable and satellite television, the Internet, and wireless platforms. From January 1999 to April 2000, Mr. Ludwig was President of Channelsee Networks, Inc., a privately held company that provided global-scale visual content network for internet, cable

and wireless platforms. From September 1994 to January 1999, Mr. Ludwig was President of The Prospect Group a consulting, literary and foreign rights agency and book packaging company. Mr. Ludwig has more than twenty years international experience in marketing, management, and consulting in technology and media (television, publishing, and the Internet). Mr. Ludwig received a B.A. from the University of California at Los Angeles.

William J. Donovan, Chief Financial Officer.
Mr. Donovan has been Chief Financial Officer of Guardian since August 18, 2003. From January 2003 until August 2003, Mr. Donovan was an independent consultant to an affiliate of American Express Small Business Services. From September 1999 through December 2002, Mr. Donovan was CFO of Streampipe.com, Inc., a privately held streaming communications media company, which was sold to Tentv, Inc., in December 2002. From October 1996 to August 1999, Mr. Donovan was Chief Operating and Financial Officer for TDI, Inc., a privately held international wireless telecommunications services company. From October 1986 to October 1996, Mr. Donovan was the CFO, Secretary, Treasurer and a Director at Riparius Corporation, a privately held holding company with operating subsidiaries in the areas of real estate development, property management, general contracting, government contracting, and telecommunications engineering. From October 1980 to October 1986, Mr. Donovan was the Controller for McCormick Properties, Inc., a publicly held commercial real estate subsidiary of McCormick & Company. From July 1973 to October 1980, Mr. Donovan was the Controller for AMF Head Sports Wear, Inc., a privately held international sporting goods manufacturer and a subsidiary of AMF, Inc., a publicly held company. Mr. Donovan received a Bachelor of Arts in History in 1973, from the University of Maryland, an MBA from the Sellinger School of Business, Loyola College, Baltimore Maryland in 1982, and a Certificate in Accounting from the University of Maryland in 1978. Mr. Donovan has been a Certified Public Accountant since 1982. He is also a Certified Business Valuation & Transfer Agent, Business Brokers Network, 2002. He has been on the Board as an Advisor for Nogika Corporation, a privately held software company since 2001.

Prior to the Reverse Acquisition, Guardian had an audit committee and a compensation committee. We have been advised by prior management of Guardian, that the audit committee met twice during fiscal 2003 and that the compensation committee met once during fiscal 2003.

The board of directors does not currently have an audit, nominating, compensation, or other standing committee. Accordingly, the entire board of directors performs the functions of an audit committee, nominating committee, and compensation committee. Moreover, we do not have an "audit committee financial expert." We have actively pursued qualified candidates for this board position, however, as of this date we have been unable to identify an individual with the necessary qualifications to meet the requirements of this position. We are committed to identifying a qualified individual during 2004.

Code of Ethics

On August 29, 2003, we adopted a Code of Ethics for our chief executive officer, chief financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the Code of Ethics is filed as an exhibit to this report and has been posted to our website. Our website address is www.guardiantechintl.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons owning more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership of our equity securities with the SEC. Officers, directors, and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Except as set forth below, based solely upon a review of Forms 3 and 4 submitted to us pursuant to Rule 16a-3 under the Exchange Act, during our most recent fiscal year and Forms 5 with respect to our most recent fiscal year, the number of (1) late reports, (2) transactions that were not reported on a timely basis during the fiscal year ended December 31, 2003, and (3) any known failure to file a required report by officers, directors, and beneficial owners of more than 10% of our common stock is as follows: based upon information provided to Guardian from Reporting Persons, M. Riley Repko failed to timely file Forms 3 and 5 with respect to the year ended December 31, 2003.

ITEM 10. EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the aggregate cash compensation paid for services rendered during the last three years by each person serving as our Chief Executive Officer each of our four most highly compensated executive officers (collectively, the "Named Executive Officers"). The information provided for Mr. Moorer is relevant to his role as the former President and Chief Executive Officer of Guardian, prior to the reverse acquisition, effective June 26, 2003. On that date Mr. Moorer resigned his positions with the Company.

		Annual Compensation				
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation (7) ($)	*Securities* Underlying Options (#)	All Other Compensation ($)
J. Andrew Moorer (1)	2003	72,600	-	-	-	33,814
President & CEO	2002	75,000	-	-	-	45,000
	2001	75,000	-	-	-	45,000
Michael W. Trudnak (2)	2003	275,059	-	6,000	400,000	-
Chief Executive Officer			-			
Robert A. Dishaw (3)	2003	275,059	-	6,000	-	-
President and Chief Operating Officer	2002	70,865	-	1,546	-	-
William J. Donovan (4)	2003	57,560	-	-	200,000	-
Chief Financial Officer						
Darrell E. Hill (5)	2003	76,923	-	-	200,000	-
Vice President, Client Services						

(1) Mr. Moorer compensation reflects cash compensation paid towards his base salary, as well as, other compensation which reflects stock grants in lieu of salary and bonuses. Mr. Moorer accepted a reduction in his base salary in exchange for stock grants.

(2) Mr. Trudnak became the Chief Executive Officer of RJL on January 1, 2003. Mr. Trudnak earned $226,622 of salary during 2003, which is accrued and unpaid as of December 31, 2003.

(3) Mr. Dishaw, the founder of RJL Marketing Services, Inc. earned $77,844 of salary during 2002 and $226,622 during 2003, which are accrued and unpaid as of December 31, 2003.

(4) Mr. Donovan became an executive officer on August 18, 2003.

(5) Mr. Hill became an executive officer on May 19, 2003. Mr. Hill earned $49,746 of salary during 2003, which is earned, accrued and unpaid as of December 31, 2003.

(6) Mr. Lancaster became an executive officer on May 19, 2003. Mr. Lancaster earned $49,746 of salary during 2003, which is earned, accrued and unpaid as of December 31, 2003.

(7) Represents automobile allowance payments.

Option Grants in the Last Fiscal Year

	Individual Grants				Appreciation for Option Term (2)	
Name	Number of Securities Underlying Options Granted (1) (#)	% of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	5%	10%
Michael W. Trudnak	400,000	19.23%	$ 0.50	June 25, 2013	$ 23,391	$ 139,544
Robert A. Dishaw	-	0.00%	-		-	-
William J. Donovan	200,000	9.62%	0.50	August 17, 2013	908,363	1,432,666
Darrell E. Hill	200,000	9.62%	0.50	June 25, 2013	142,007	267,840
Steven V. Lancaster	200,000	9.62%	0.50	June 25, 2013	142,007	267,840

(1) Options granted were non-qualified options to acquire shares of common stock. With the exception of Mr. Donovan, these options vested immediately upon employment and were exercisable for ten years. Mr. Donovan's immediately vested in 50% of his options and the remaining 50% vest at his one-year anniversary. His options are exercisable for ten years. The foregoing options represent options that we have committed to issue pursuant to certain employment agreements and other arrangements, but were outstanding on December 31, 2003.

(2) Potential realizable values are based on the fair market value per share on the date of the grant and represent the hypothetical gains that could be achieved for the respective options if exercised and sold at the end of the option term for the appreciated price. The dollar amounts set forth in these columns are the result of calculations at the five percent and ten percent rates of appreciation set by the SEC, and are not intended to forecast possible future appreciation, if any, of Guardian's Common Stock price. There can be no assurance that such potential realizable values will not be more or less than indicated in the table above.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

No options were exercised by the Named Executive Officers during fiscal 2003. The number of unexercised options held by each of the Named Executive Officers who held options as of December 31, 2003 and the value of unexercised in-the-money options as of December 31, 2003, are indicated in the table below.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End (1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael W. Trudnak	-	-	400,000	-	$ 1,340,000	$ -
Robert A. Dishaw	-	-	-	-	-	-
William J. Donovan	-	-	100,000	100,000	335,000	335,000
Darrell E. Hill	-	-	200,000	-	670,000	-
Steven V. Lancaster	-	-	200,000	-	670,000	-

(1) Calculated on the basis of the fair market value of $3.85 of the Common Stock on December 31, 2003, minus the per share exercise price. The foregoing options represent options that we have committed to issue pursuant to certain employment agreements and other arrangements, but were outstanding on December 31, 2003.

Employment Agreements

We have entered into employment agreements with Mr. Dishaw and Mr. Trudnak. Mr. Dishaw's employment agreement commenced on October 23, 2002, and Mr. Trudnak's employment agreement commenced on January 1, 2003. The agreements are for a three year term and are renewable for one year terms thereafter. The employment agreements provide for annual compensation to Messrs. Dishaw and Trudnak of $275,000 provided that such compensation will be reduced by commissions that they earn on sales of our products. The agreements provide for the payment of commissions on sales of our products at a flat rate of 14%, a signing bonus of $20,000, and an automobile allowance. Each of Messrs. Dishaw and Trudnak voluntarily deferred his compensation under his employment agreement until October 2003. The employment agreements may be terminated upon the death or disability of the employee or for cause. In the event the agreements are terminated by us other than by reason of the death or disability of the employee or for cause, the employee is entitled to payment of his base salary for one year following termination. The employee may terminate the agreement on 30 days' prior notice to Guardian. Each employee has entered into a non-compete, confidentiality, proprietary rights and non-solicitation agreement pursuant to which the employee agrees not to disclose confidential information regarding Guardian and not to compete with the business of Guardian or solicit employees or customers of Guardian for a period of one year following his termination of employment.

We have also entered into employment agreements with Mr. Darrell E. Hill, Vice President, Program Management, and Mr. Steve Lancaster, Vice President, Business Development. The agreements are essentially the same as the agreements with Messrs. Dishaw and Trudnak, except that the agreements provide for base salaries of $125,000 per annum, for the payment of commissions on the sales of our products at the flat rate of 5%, and for performance based bonuses.

We have also entered into an employment agreement with Mr. Donovan, Chief Financial Officer of Guardian. Mr. Donovan's employment agreement is essentially the same as the agreements with Messrs. Dishaw and Trudnak, except that Mr. Donovan's agreement provides for a base salary of $150,000 per annum. Further, if Mr. Donovan terminates his employment agreement by reason of: a change in the location of his workplace beyond a 50 mile radius of Guardian's principal address; a material reduction in his responsibilities or number of persons reporting to him; a material demotion; or an adverse change in his title, Mr. Donovan is entitled to be paid his base salary for one year following any such termination. Also, in the event of a change in control of Guardian and, within 12 months of such change of control, his employment is terminated by the acquirer or one of the events in the immediately preceding sentence occurs, Mr. Donovan is entitled to be paid his base salary for eighteen months from the date of such termination or event. A "change of control" would include the occurrence of one of the following events:

- the approval of the shareholders for a complete liquidation or dissolution of Guardian;
- the acquisition of 20% or more of the outstanding common stock of Guardian or of voting power by any person, except for purchases directly from Guardian, any acquisition by Guardian, any acquisition by a Guardian employee benefit plan, or a permitted business combination;
- if two-thirds of the incumbent board members as of the date of the agreement cease to be board members, unless the nomination of any such additional board member was approved by three-quarters of the incumbent board members;
- upon the consummation of a reorganization, merger, consolidation, or sale or other disposition of all or substantially all of the assets of Guardian, except if all of the beneficial owners of Guardian's outstanding common stock or voting securities who were beneficial owners before such transaction own more than 50% of the outstanding common stock or voting power entitled to vote in the election of directors resulting from such transaction in substantially the same proportions, no person owns more than 20% of the outstanding common stock of Guardian or the combined voting power of voting securities except to the extent it existed before such transaction, and at least a majority of the members of the board before such transaction were members of the board at the time the employment agreement was executed or the action providing for the transaction.

Effective as of December 19, 2003, we entered into employment agreements with Walter Ludwig, a director of Guardian, and Victor T. Hamilton in connection with the acquisition of certain assets of Difference Engines Corporation by Guardian. The employment agreements are essentially similar to the employment agreements with Mr. Dishaw and Mr. Trudnak, except that they provide for an annual base salary of $120,000 for Mr. Ludwig and $90,000 for Mr. Hamilton. The agreements also include a change of control provision similar to that contained in Mr. Donovan's employment agreement, except that Guardian is obligated to pay the annual base salary for twelve (12) months following the change of control termination.

Each of the foregoing agreements provides that the employee shall be entitled to participate in any stock option plan that we subsequently adopt, including the 2003 Stock Incentive Plan.

On June 26, 2003, the effective date of the Reverse Acquisition, Messrs. J. Andrew Moorer, President, Chief Executive Officer and a director, Kevin L. Houtz, Secretary and a director, and David W. Stevens, a director, resigned as officers and directors of Guardian and were replaced by officers and directors designated by RJL. As a condition to closing, Mr. Moorer entered into a settlement agreement pursuant to which Mr. Moorer's employment agreement, dated February 19, 1999, was terminated and Mr. Moorer agreed to release Guardian from any and all claims for future compensation thereunder. Mr. Moorer and Guardian entered into mutual releases for claims arising in connection with Mr. Moorer's employment with Guardian. In addition, as a condition to the closing, Mr. Moorer, and Messrs Houtz and Stevens, the former directors of Guardian entered into lock up agreements with RJL and Guardian pursuant to which they agreed not to sell their shares of Guardian for a period of six months, except that they may, during such period, sell an aggregate of 50,000 shares a calendar month.

2003 Amended and Restated Stock Incentive Plan

On August 29, 2003, our board of directors adopted our 2003 Stock Incentive Plan and amended and restated the plan on December 2, 2003 (Plan). The board of directors recommended that we submit the Plan to our stockholders for their approval. The amended and restated Plan was approved by our stockholders on February 13, 2004. As of the date of the filing of this report, we have committed to the issuance of stock options, but have not issued any options under the Plan.

The Plan is intended to foster the success of Guardian and its subsidiaries by providing incentives to Eligible Employees, directors and consultants to promote the long-term financial success of Guardian. The Plan is designed to provide flexibility to Guardian in our ability to motivate, attract, and retain the services of Eligible Employees, directors and consultants upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent. The Plan applies to all grants of stock options granted on or after the date the Plan is approved or adopted by our directors unless otherwise indicated. As of February 13, 2004 the market value of the 30,000,000 shares underlying the options issuable under the Plan was $108,300,000.

The Plan is administered by the board of directors of Guardian or a committee designated by the board consisting of two or more directors appointed by the board, each of whom is a non-employee director and an outside director with the meaning of Section 162(m) of the Code. The Plan is currently administered by the board and awards are made by the board. The board has all powers necessary or desirable to administer the Plan. The board has the power to determine the terms and conditions upon which awards may be made, interpret the Plan, accelerate the exercisability of any award, establish, amend or waive rules or regulations for the Plan's administration, and make all other determinations and take all other actions necessary or advisable for the administration of the Plan in its sole judgment and discretion. The board has the authority to grant awards to employees, directors and consultants selected by it, which awards are to be evidenced by an agreement.

Under the Plan, Guardian may issue options which will result in the issuance of up to an aggregate of 30,000,000 shares of Guardian common stock. However, no options granted under the Plan may be exercised until we have received stockholder approval for an increase in our authorized shares of common stock and filed an amendment to our Certificate of Incorporation to reflect such increase. The Plan provides for options which qualify as incentive stock options (Incentive Options or ISOs) under Section 422 of the Internal Revenue Code of 1986, as well as the issuance of non-qualified options (Non-Qualified Options) which do not so qualify. The shares issued by Guardian under the Plan may be either treasury shares or authorized but unissued shares as Guardian's board of directors or a committee thereof may determine from time to time.

Pursuant to the terms of the Plan, Guardian may grant Non-Qualified Options to directors or consultants of Guardian and its subsidiaries at any time and from time to time as shall be determined by the board of directors or a committee appointed by the board. The Plan also provides for the Incentive Options available to any officer or other employee of Guardian or its subsidiaries as selected by the board of directors or a committee appointed by the board.

Options granted under the Plan must be evidenced by a stock option agreement in a form consistent with the provisions of the Plan. Each option shall expire on the earliest of (a) ten (10) years from the date it is granted, (b) sixty (60) days after the optionee dies or becomes disabled, (c) immediately upon the optionee's termination of employment or service or cessation of Board service, whichever is applicable, or (d) such date as the board of directors or a committee appointed by the board shall determine, as set forth in the relevant option agreement; provided, however, that no ISO which is granted to an optionee who, at the time such option is granted, owns stock possessing more than ten (10) percent of the total combined voting power of all classes of stock of Guardian or any of its subsidiaries, shall be exercisable after the expiration of five (5) years from the date such option is granted.

The price at which shares of common stock covered by the option can be purchased is determined by Guardian's board of directors or a committee appointed by the board. In the case of an Incentive Option, the exercise price shall not be less than the fair market value of Guardian's common stock on the date the option was granted or in the case of any optionee who, at the time such incentive stock option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of his employer corporation or of its parent or subsidiary corporation, not less than one hundred ten percent (110%) of the fair market value of such stock on the date the incentive stock option is granted.

To the extent that an Incentive Option or Non-Qualified Option is not exercised within the period in which it may be exercised in accordance with the terms and provisions of the Plan described above, the Incentive Option or Non-Qualified Option will expire as to any then unexercised portion. To exercise an option, the Plan participant must tender an amount equal to the total option exercise price of the underlying shares and provide written notice of the exercise to Guardian. The right to purchase shares is cumulative so that once the right to purchase any shares has vested; those shares or any portion of those shares may be purchased at any time thereafter until the expiration or termination of the option.

Awards may be made to approximately seventeen (17) employees of Guardian, our five directors and to consultants to Guardian. Because awards under the Plan are determined by the board, we cannot determine the benefits or amounts of awards that will be received or granted in the future under the Plan. No options have been granted under the Plan. The Plan is the only plan pursuant to which options and shares may be granted or issued.

The following is a brief summary of the principal income tax consequences of awards under the Plan. This summary is based on current federal income tax laws and interpretations thereof, all of which are subject to change at any time, possibly with retroactive effect. This summary is not intended to be exhaustive.

Non-qualified Options. A participant who receives Non-Qualified Options does not recognize taxable income upon the grant of an option, and Guardian is not entitled to a tax deduction. The participant will recognize ordinary income upon the exercise of the option in an amount equal to the excess of the fair market value of the option shares on the exercise date over the option price. Such income will be treated as compensation to the participant subject to applicable withholding tax requirements. Guardian is generally entitled to a tax deduction in an amount equal to the amount taxable to the participant as ordinary income in the year the income is taxable to the participant. Any appreciation in value after the time of exercise will be taxable to the participant as capital gain and will not result in a deduction by Guardian.

Incentive Options. A participant who receives an Incentive Option does not recognize taxable income upon the grant or exercise of the option, and Guardian is not entitled to a tax deduction. The difference between the option price and the fair market value of the option shares on the date of exercise, however, will be treated as a tax preference item for purposes of determining the alternative minimum tax liability, if any, of the participant in the year of exercise. Guardian will not be entitled to a deduction with respect to any item of tax preference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock owned as of as of March 19, 2004, by: (i) beneficial owners of more than 5% of our common stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group:

Name Beneficial Owner(1)	Number of Shares Beneficially Owned (1)	% of Common Stock Beneficially Owned
Robert A. Dishaw	2,945,500(2)	18.92%
Michael W. Trudnak	2,966,000(3)	19.05%
Sean W. Kennedy	0	0.00%
M. Riley Repko	0	0.00%
Walter Ludwig	587,000(4)	3.77%
William J. Donovan	0	0.00%
Max Tobin	2,300,000(5)	14.77%
All executive officers and directors as a group (6 people)(6)	6,898,500 (7)	44.31%

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and is generally determined by voting powers and/or investment powers with respect to securities. Unless otherwise noted, all shares of common stock listed above are owned of record by each individual named as beneficial owner and such individual has sole voting and dispositive power with respect to the shares of common stock owned by each of them. Such person or entity's percentage of ownership is determined by assuming that any options or convertible securities held by such person or entity which are exercisable within 60 days from the date hereof have been exercised or converted as the case may be. All addresses, except as noted, are c/o Guardian Technologies International, Inc., 21351 Ridgetop Circle, Suite 300, Dulles, Virginia 20166. Mr. Tobin's address is 7805 Bayview Avenue, Suite 614, Ontario, Canada.

(2) Does not include 2,212,000 shares of common stock issuable upon conversion of 2,212 shares of Series A Convertible Preferred Stock upon our satisfying certain performance criteria during the two year period ending June 26, 2005. Each such share of Series A Convertible Preferred Stock entitles the holder to 1,000 votes (subject to certain anti-dilution adjustments) on all matters presented to stockholders for a vote. Mr. Dishaw's 2,212 shares of Series A Convertible Preferred Stock will entitle him to cast 2,212,000 votes at a meeting of the shareholders. Accordingly, Mr. Dishaw will be entitled to cast an aggregate of 5,157,500 votes on all matters submitted to stockholders or 24.45% of the total votes that may be cast at a meeting of our stockholders.

(3) Does not include 1,885,000 shares of common stock issuable upon conversion of 1,885 shares of Series A Convertible Preferred Stock upon our satisfying certain performance criteria during the two year period ending June 26, 2005. Each share of Series A Convertible Preferred Stock entitles the holder to 1,000 votes (subject to certain anti-dilution adjustments) on all matters presented to the holders of common stock for a vote. Mr. Trudnak's 1,885 shares of Series A Convertible Preferred Stock will entitle him to cast 1,885,000 votes at a meeting of the shareholders. Accordingly, Mr. Trudnak will be entitled to cast an aggregate of 4,851,000 votes on all matters submitted to stockholders or 23.00% of the total votes that may be case at a meeting of the shareholders.

(4) Represents shares issued by us in connection with the acquisition of certain intellectual property of Difference Engines Corporation of which Mr. Ludwig is the President and a principal stockholder.

(5) Does not include 1,430,000 shares of common stock issuable upon conversion of 1,430 shares of Series A Convertible Preferred Stock upon our satisfying certain performance criteria during the two year period ending June 26, 2005. Assumes conversion of 480 shares of Series B Convertible Preferred Stock into 480,000 shares of common stock. Accordingly, Mr. Tobin will be entitled to cast an aggregate of 3,730,000 votes on all matters submitted to stockholders or 17.68% of the total votes that may be cast at a meeting of the shareholders.

(6) Includes Messrs. Dishaw, Trudnak, Ludwig, Repko, Kennedy and Donovan.

(7) Does not include an aggregate of 4,097,000 shares of common stock issuable upon conversion of 2,212 shares of Series A Convertible Preferred Stock held by Mr. Dishaw and 1,885 shares of Series A Preferred Stock held by Mr. Trudnak. Includes 587,000 shares issued by us in connection with the acquisition of certain intellectual property of Difference Engines Corporation of which Mr. Ludwig is the President and a principal stockholder.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2003. Information is included for equity compensation plans approved by Guardian's shareholders and equity compensation plans not approved by Guardian's shareholders.

Plan Category	Shares of Common Stock to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted average exercise price of outstanding options, warrants, and rights (b)	Shares of Common Stock available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Guardian's stockholders	2,080,000 (1)	$ 0.527	27,920,000 (2)
Equity compensation plans not approved by Guardian's stockholders	-	-	-
Totals	2,080,000	$ 0.527	27,920,000

(1) Includes options to purchase shares outstanding under the Guardian 2003 Amended and Restated Incentive Stock Option Plan.

(2) Includes shares available, as of December 31, 2003, for future issuance under the Guardian 2003 Amended and Restated Incentive Stock Option Plan; excludes securities reflected in column (a). Subject to the terms and provisions of the Plan, options may be granted to eligible employees and nonqualified stock options may be granted to directors or consultants of the Company and its Subsidiaries at any time.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following disclosures are based upon information furnished to us by management of Guardian prior to the date of the Reverse Acquisition:

During 2002, Mr. Moorer exercised 2,700 options to purchase common stock at $5.00 per share.

At December 31, 2002, Mr. Moorer had outstanding advances from the Company of approximately $23,500.

During the fiscal years ended December 31, 2002 and 2001, Mr. Moorer received a cash salary of $75,000 per year, rather than his $120,000 per year entitlement under his employment agreement. Mr. Moorer was granted shares of common stock totaling 270,000 shares for fiscal 2002 and 83,299 shares for fiscal 2001, such shares having a fair market value on the date of issuance of $45,000 in each instance, representing the difference between Mr. Moorer's entitlement under his employment agreement and the cash salary actually paid.

In May 2003, we made an exchange offer to all of the investors who purchased units our the January 2000 private offering described above. Pursuant to the exchange offer, all investors who purchased units are being given the right to exchange all of the warrants received as part of those units for shares of our common stock. The exchange offer consists of one share of common stock for each unit purchased in the private offering conducted in January 2000. Messrs. Houtz and Stevens, two of our directors, purchased 10,000 units and 2,000 units, respectively, in the offering and those persons accepted the exchange offer.

The following disclosures relate to transactions to which RJL (and Guardian Technologies International, Inc. post Reverse Acquisition) and its directors, executive officers, nominees for election as a director, or any five percent beneficial owner is or was a party.

On October 3, 2002, Mr. Dishaw acquired 1,500 shares of common stock of RJL for nominal cash consideration.

On March 21, 2003, RJL entered into a consulting agreement, as amended, with ten brokers in connection with services to be provided in connection with locating and negotiating the proposed Reverse Acquisition between RJL, its stockholders and Guardian. RJL agreed to issue, at closing of the acquisition, an aggregate of 2,000,000 shares of Guardian for such services. Such shares were issued by Guardian during July 2003.

On April 3, 2003, as part of the initial capitalization of Guardian, Mr. Dishaw and Mr. Trudnak acquired 3,326 and 4,279 shares of common stock of RJL, respectively, for nominal cash consideration.

On May 19, 2003, RJL entered into a consulting agreement with Mr. Tobin pursuant to which Mr. Tobin agreed to provide consulting services in connection with strategic selling related to our business, marketing and market development in the bio-medical industry in North America and Europe, business continuity, finance and accounting. The consulting agreement is for a term that ends on May 1, 2005, and may be terminated by Guardian in the event a material misrepresentation by Mr. Tobin or the commencement of any action by the SEC against Mr. Tobin or any entity owned or controlled by Mr. Tobin; or by either party on not less than 30 days prior written notice. As compensation for his services under the agreement, Mr. Tobin is entitled to receive an aggregate of 1,820,000 shares of common stock, 1,430 shares of Series A Convertible Preferred Stock, and 480 shares of Series B Convertible Preferred Stock of Guardian. The shares of Series B Convertible Preferred Stock were issued to Mr. Tobin during August 2003 and the shares of Common Stock and Series B Convertible Preferred Stock were issued on November 19, 2003.

Upon the closing of the Reverse Acquisition and effective June 26, 2003, we issued to Mr. Dishaw 2,945,500 shares of our common stock and 2,212 shares of our Series A Convertible Preferred Stock and we issued to Mr. Trudnak 2,566,000 shares of our common stock and 1,885 shares of our Series A Convertible Preferred Stock, in exchange for all of their stock in RJL. Also effective as of June 26, 2003, Mr. Trudnak purchased 400,000 shares of our common stock for cash consideration of $200,000 in a private placement conducted by us.

On July 30, 2003, Guardian entered into a consulting agreement with Mr. Moorer, the former President and Chief Financial Officer of Guardian to provide consulting services in connection with, among other things, business continuity, finance and accounting, strategic planning, market development, and related services. The agreement terminates on July 1, 2004, unless sooner terminated by the parties by mutual agreement, upon thirty (30) days notice and in certain other events. As compensation for such services, Guardian has agreed to issue to Mr. Moorer 150,000 shares of common stock.

On October 23, 2003, Guardian entered into an agreement with Difference Engines Corporation, a Maryland corporation, pursuant to which Guardian agreed to purchase certain intellectual property owned by Difference Engines, including certain compression software technology. The transaction closed on December 19, 2003. Mr. Ludwig, a director of Guardian, is also the president, a director and a principal stockholder of Difference Engines. Guardian issued 587,000 shares of its common stock as consideration for the purchase of the intellectual property and cancelled a convertible note that Difference Engines had issued to Guardian in the amount of approximately $25,000 representing advances Guardian made to Difference Engines. The 587,000 shares of common stock will be subject to a two (2) year lock up. Guardian has granted Difference Engines piggy-back registration rights for a period of three (3) years commencing on the date of the expiration of the lock up period with regard to the shares to be issued in the transaction. Upon expiration of the two (2) year lock up period, in the event that the shares are not eligible for resale under Rule 144 and have not been registered under the Securities Act, the holder of the shares may demand redemption of the shares. The redemption price is to be calculated on the basis of the average of the closing bid and asked prices of Guardian's common stock for the 20 consecutive business days ending on the day prior to the date of the exercise of the holder's right of redemption. The founders of Difference Engines, including Messrs. Ludwig and Hamilton, provided certain releases to the Company related to their contribution of the technology to Difference Engines. The closing of the acquisition of the software was subject to certain conditions, including a requirement that Difference Engines obtain approval of its stockholders for the transaction and that Messrs Ludwig and Hamilton enter into two (2) year and one (1) year employment agreements, respectively, with Guardian at base salaries of $120,000 and $90,000 per annum, respectively. Other material terms of the employment agreements are described under "Item 10. Executive Compensation - Employment Agreements," above.

ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

a) The following documents are filed as part of this report:

1. **Consolidated Financial Statements**
   Index to Consolidated Financial Statements
   Prior Independent Auditor's Report
   Consolidated Balance Sheet as of December 31, 2003
   Consolidated Statement of Operations for the Year Ended December 31, 2003
   Consolidated Statement of Changes in Stockholders' Deficit for the Year Ended December 31, 2003
   Consolidated Statement of Cash Flows for the Year Ended December 31, 2003
   Notes to the Consolidated Financial Statements

2. **Exhibits**

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Incorporated by Reference Filing Date	Filed Herewith
2.1	Amended and Restated Agreement and Plan of Reorganization dated effective June 12, 2003, by and among the Company, RJL Marketing Services, Inc., and the shareholders of RJL Marketing Services, Inc.	8-K	06/26/2003	
3.1	Certificate of Incorporation			X
3.2	Articles of Amendment to Certificate of Incorporation			X
3.3	Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock.	10-QSB	08/15/2003	
3.4	Certificate of DesignationS, Preferences and Rights of Series B Convertible Preferred Stock.	10-QSB	08/15/2003	
3.5	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, dated September 24, 2003.	10-QSB	11/14/2003	
3.6	Certificate of Amendment to Certificate of Designation of Rights and Preferences of Series B Convertible Preferred Stock, dated October 27, 2003.	10-QSB	11/14/2003	
3.7	By-Laws			X
4.1	Form of Common Stock Certificate	SB-2	03/22/96	
10.1	Employment Agreement, dated October 1, 2002, between RJL Marketing Services, Inc. and Robert Dishaw.	10-QSB	08/15/2003	
10.2	Employment Agreement, dated January 1, 2003, between RJL Marketing Services, Inc. and Michael W. Trudnak.	10-QSB	08/15/2003	
10.3	Amendment Agreement, dated July 28, 2003, between RJL Marketing Services, Inc. and Michael W. Trudnak.	10-QSB	08/15/2003	

10.4	Settlement Agreement, dated June 26, 2003, between the Registrant and J. Andrew Moorer.	10-QSB	08/15/2003	
10.5	Exclusive Distribution Agreement, dated June 26, 2003, between RJL Marketing Services, Inc. and Diagnos, Inc.	8-K/A	08/26/2003	
10.6	Employment Agreement, dated May 19, 2003, between RJL Marketing Services, Inc. and Darrell E. Hill.	8-K/A	08/26/2003	
10.7	Employment Agreement, dated May 19, 2003, between RJL Marketing Services, Inc. and Stephen Lancaster.	8-K/A	08/26/2003	
10.8	Consulting Agreement, dated May 19, 2003, between RJL Marketing Services, Inc. and Max Tobin.	8-K/A	08/26/2003	
10.9	Consulting Agreement, dated July 30, 2003, between RJL Marketing Services, Inc. and J. Andrew Moorer.	8-K/A	08/26/2003	
10.10	Employment Agreement, dated August 4, 2003, between the Registrant and Ruth H. Taylor.	10-QSB	11/14/2003	
10.11	Employment Agreement, dated August 18, 2003, between the Registrant and William J. Donovan.	10-QSB	11/14/2003	
10.12	Consulting Agreement, dated August 20, 2003, between the Registrant and Berthel Fisher & Company Financial Services, Inc.	10-QSB	11/14/2003	
10.13	Consulting Agreement, dated September 11, 2003, between the Registrant and Clifford Neuman.	S-8	10/09/2003	
10.14	Consulting Agreement, dated September 25, 2003, between the Registrant and Barry Davis.	S-8	10/09/2003	
10.15	Consulting Agreement, dated September 30, 2003, between the Registrant and A.B. Goldberg.	S-8	10/09/2003	
10.17	Consulting Agreement, dated July 28, 2003, between the Registrant and Redwood Consultants LLC.	10-QSB	11/14/2003	
10.18	Consulting Agreement, dated July 4, 2003, between the Registrant and Tosh Consulting.	10-QSB	11/14/2003	
10.19	Placement Agents Warrants, dated October 14, 2003, between the Registrant and Berthel Fisher &Company Financial Services, Inc.	10-QSB	11/14/2003	
10.20	Alliance Partner Agreement, dated September 17, 2003, between the Registrant and Telinks Canada Ltd.	10-QSB	11/14/2003	
10.21	Compensation Agreement, dated September 18, 2003, between the Registrant and Telinks Canada Ltd.	10-QSB	11/14/2003	
10.22	Asset Purchase Agreement, dated October 23, 2003, among the Registrant, Difference Engines Corporation.	10-QSB	11/14/2003	
10.23	Amendment Agreement, dated September 22, 2003, between the Registrant and Berthel Fisher & Company Financial Services, Inc.	10-QSB	11/14/2003	
10.25	Settlement Agreement dated March 16, 2004 between the Registrant and Cappello Capital Corporation.			X
10.26	Note and Warrant Purchase Agreement, dated as of December 8, 2003 between the Registrant and each of the undersigned purchasers: Charles Bell, Daniel Denardis, Scott Porter, Alan Stamper, Edward Tschiggfrie, and Bret Williams.			X
10.27	Convertible Promissory Note, dated December 11, 2003 between the Registrant and Charles T. Bell.			X
10.28	Common Stock Warrant Agreement, dated December 11, 2003, between the Registrant and Charles T. Bell.			X
10.29	Supplemental Common Stock Warrant Agreement, dated December 11, 2003, between the Registrant and Charles T. Bell.			X
10.30	Convertible Promissory Note, dated December 19, 2003 between the Registrant and Daniel Denardis.			X
10.31	Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Daniel Denardis.			X
10.32	Supplemental Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Daniel Denardis.			X
10.33	Convertible Promissory Note, dated December 19, 2003 between the Registrant and Scott Porter.			X

10.34	Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Scott Porter.			X
10.35	Supplemental Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Scott Porter.			X
10.36	Convertible Promissory Note, dated December 8, 2003 between the Registrant and Alan Stamper.			X
10.37	Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Alan Stamper.			X
10.38	Supplemental Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Alan Stamper.			X
10.39	Convertible Promissory Note, dated December 8, 2003 between the Registrant and Edward D. Tschiggfrie.			X
10.40	Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Edward D. Tschiggfrie.			X
10.41	Supplemental Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Edward D. Tschiggfrie.			X
10.42	Convertible Promissory Note, dated December 19, 2003 between the Registrant and Edward D. Tschiggfrie.			X
10.43	Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Edward D. Tschiggfrie.			X
10.44	Supplemental Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Edward D. Tschiggfrie.			X
10.45	Convertible Promissory Note, dated December 8, 2003 between the Registrant and Bret Williams.			X
10.46	Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Bret Williams.			X
10.47	Supplemental Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Bret Williams.			X
10.48	Amended And Restated 2003 Stock Incentive Plan.			X
10.49	Employment Agreement, dated December 3, 2003, between the Registrant and Walter Ludwig.	8-K	01/30/2004	
10.50	Employment Agreement, dated December 3, 2003, between the Registrant and Victor Hamilton.	8-K	01/30/2004	
14.1	Code of Ethics of the Company for Chief Executive Officer and Senior Financial Officers			X
21	List of Subsidiaries			X
23.1	Independent Auditors' Consent			X
31.1	Rule 13a-14(a) / 15d-14(a) Certification of Chief Executive Officer			X
31.2	Rule 13a-14(a) / 15d-14(a) Certification of Chief Financial Officer			X
32.1	Section 1350 Certification of Chief Executive Officer			X
32.2	Section 1350 Certification of Chief Financial Oficer			X

Reports filed on Form 8-K

Current report on Form 8-K dated October 2, 2003 – Item 9 disclosure, as required by Regulation FD, announcing that the Registrant has appointed M. Riley Repko to its Board of Directors. His appointment to Guardian's board was effective October 1, 2003. Additional information was included in the Company's press release dated October 2, 2003, filed as an exhibit thereto.

Current report on Form 8-K dated October 23, 2003 – the Registrant entered into an agreement with Difference Engines Corporation, a Maryland corporation, pursuant to which the Registrant agreed to purchase certain intellectual property owned by Difference Engines Corporation, a Maryland corporation.

Current report on Form 8-K dated January 30, 2004 – the Registrant completed the closing of the acquisition of the IP of Difference Engines Corporation which occurred effective December 19, 2003, after Difference Engines obtained the approval of its stockholders for the transaction. Additional information was included in the Company's press release dated January 16, 2004, filed as an exhibit thereto.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During the last two fiscal years ended December 31, 2003 and 2002, respectively, the aggregate fees billed by Aronson & Company for the professional services rendered for the audit of the Company's annual financial statements and for the reviews of the financial statements included in the Company's Form 10-QSB were approximately $41,516 and $8,500, respectively.

Audit-Related Fees

"Audit-related" fees include assurance and related services reasonably related to the performance of the audit or review of the Company's financial statements, such as reports on internal control, review of SEC filings, merger and acquisition due diligence and related services. The aggregate fees billed by Aronson & Company for services related to the performance of their audit and review of financial statements that are not included in "audit fees" above were approximately $14,599 and $0 for the fiscal years ended December 31, 2003 and 2002, respectively.

During the fiscal year ended December 31, 2003, we paid audit related fees of $700 to Schumacher & Associates, the Company's previous auditors.

Tax Fees

Tax fees include tax-related services, such as tax return review, preparation and compliance, as well as strategic tax planning services, and structuring of acquisitions. The aggregate fees billed by Aronson & Company for these services were approximately $2,436 and $0 for the fiscal years ended December 31, 2003 and 2002, respectively.

All Other Fees

During the last two fiscal years ended December 31, 2003 and 2003, respectively, there were no fees billed by Aronson & Company for professional services other than those described above.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned duly authorized.

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

By: /s/ Michael W. Trudnak

Chief Executive Officer (Principal Executive Officer)

By: / s/ William J. Donovan

Chief Financial Officer (Principal Accounting Officer)

Dated: April 14, 2004

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ Michael W. Trudnak Michael W. Trudnak Date: April 14, 2004	Chairman of the Board, Chief Executive Officer, Treasurer, Secretary and Director (Principal Executive Officer)
/s/ Robert A. Dishaw Robert A. Dishaw Date: April 14, 2004	President, Chief Operating Officer and Director
/s/ William J. Donovan William J. Donovan Date: April 14, 2004	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)
/s/ Walter Ludwig Walter Ludwig Date: April 14, 2004	Director
/s/ Sean W. Kennedy Sean W. Kennedy Date: April 14, 2004	Director
M. Riley Repko	Director

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2004

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission file number 0-28238

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
(Exact Name of Small Business Issuer as Specified in its Charter)

Delaware	54-1521616
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification number)

21351 Ridgetop Circle, Suite 300, Dulles, Virginia 20166
(Address of principal executive offices) (Zip Code)

Issuer's telephone number, including area code: (703) 654-6000

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to files such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

As of August 10, 2004, the registrant had 21,982,195 shares of its common stock, par value $.001 per share, outstanding.

Transitional Small Business Disclosure Format (Check one). Yes [ ] No [X]

TABLE OF CONTENTS

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
Condensed Consolidated Balance Sheets
(A Development Stage Company)
With RJL Marketing Services, Inc.

	As of June 30, 2004	As of December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,818,825	$ 319,229
Other current assets	30,000	100
Prepaid expenses	200	200
Total current assets	4,849,025	319,529
Equipment, net	1,985,956	2,295,386
Other assets:		
Deposits	157,900	157,900
Other long-term assets	145,684	239,434
Total assets	$ 7,138,565	$ 3,012,249
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 137,242	$ 205,953
Accrued payroll	-	605,020
Notes payable less discounts	-	569,618
Total current liabilities	137,242	1,380,591
Stockholders' equity (deficit)		
Preferred stock, $0.20 par value - Authorized - 1,000,000 shares Issued - 5,527 at June 30, 2004 and 7,375 at December 31, 2003	1,105	1,475
Common stock, $0.001 par value - Authorized - 200,000,000 shares at June 30, 2004 and 15,000,000 shares at December 31, 2003 Issued - 21,855,456 shares at June 30, 2004 and 13,523,500 at December 31, 2003	21,855	13,524
Stock warrants outstanding	9,038,871	1,031,424
Deferred stock compensation	(9,863,253)	(13,873,418)
Additional paid-in capital	30,671,981	21,084,315
Deficit accumulated during the development stage	(22,869,236)	(6,625,662)
Total shareholders' equity (deficit)	7,001,323	1,631,658
Total liabilities and stockholders' equity (deficit)	$ 7,138,565	$ 3,012,249

The accompanying notes are an integral part of the financial statements.

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

Condensed Consolidated Statements of Operations
(A Development Stage Company)
With RJL Marketing Services, Inc.

	Second Quarter Ended June 30,		Six Months Ended June 30,		
	2004	RJL Marketing Services, Inc. 2003	2004	RJL Marketing Services, Inc. 2003	Inception through June 30, 2004
Net revenues	$ -	$ -	$ -	$ -	$ -
Cost of sales	-	-	-	-	-
Gross profit	-	-	-	-	-
Operating expenses:					
Selling, general and administrative	1,175,170	295,483	2,032,712	437,325	6,630,517
Depreciation	194,927	391	387,281	391	414,015
Stock-based compensation	9,181,382	729,863	12,697,230	729,863	16,974,472
Total operating expenses	10,551,479	1,025,737	15,117,223	1,167,579	24,019,004
Operating loss	(10,551,479)	(1,025,737)	(15,117,223)	(1,167,579)	(24,019,004)
Other income (expense):					
Interest income	5,093	-	5,093	-	5,093
Interest expense	(187,466)	(3,000)	(1,131,444)	(3,000)	(1,154,861)
Total other income (expense)	(187,466)	(3,000)	(1,126,351)	(3,000)	(1,149,768)
Net loss	$ (10,738,945)	$ (1,022,737)	$ (16,243,574)	$ (1,164,579)	$ (22,869,236)
Loss per common share:					
Basic	$ (0.58)	$ (0.14)	$ (1.00)	$ (0.23)	$ (3.32)
Dilutive	$ (0.41)	$ (0.11)	$ (0.70)	$ (0.19)	$ (1.67)
Shares used in computing loss per share:					
Basic	18,556,860	7,340,292	16,244,028	4,960,412	6,898,312
Dilutive	26,124,841	8,906,336	23,204,388	6,149,639	13,665,577

The accompanying notes are an integral part of the financial statements.

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

Condensed Consolidated Statements of Cash Flows
(A Development Stage Company)
With RJL Marketing Services, Inc.

	Six Months Ended June 30, 2004	Six Months Ended June 30, RJL Marketing Services, Inc. 2003	Inception through June 30, 2004
Cash flows from operating activities:			
Net loss	$ (16,243,574)	$ (1,164,579)	$ (22,869,236)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	387,281	391	414,015
Stock-based compensation	12,697,230	729,863	16,974,472
Amortization of bridge note discounts	1,131,444	-	1,151,861
Impairment of licenses	-	-	140,000
Changes in:			
Other current assets	(29,900)	(156,450)	(30,000)
Prepaid expenses	-	-	(200)
Deposits	-	-	(157,900)
Accounts payable	(68,711)	97,166	137,242
Accrued payroll	(605,020)	304,507	-
Net cash used in operating activities	(2,731,250)	(189,102)	(4,239,746)
Cash flows from investing activities:			
Purchase of equipment	(77,851)	(7,703)	(115,021)
Purchase of licenses	-	-	(140,000)
Acquisition of software	-	-	(25,000)
Net cash used in investing activities	(77,851)	(7,703)	(280,021)
Cash flows from financing activities:			
Proceeds from issuance of common stock	7,308,697	400,000	7,808,697
Proceeds from issuance of preferred stock	-	-	829,895
Proceeds from convertible bridge notes	-	-	700,000
Net cash provided by financing activities	7,308,697	400,000	9,338,592
Net change in cash	4,499,596	203,195	4,818,825
Cash at the beginning of the period	319,229	89	-
Cash at the end of the period	$ 4,818,825	$ 203,284	$ 4,818,825

The accompanying notes are an integral part of the financial statements.

Supplemental schedule of cash flow information:

Interest payments	$	-	$	3,000	$	3,000
Common stock issued to founders	$	-	$	5,512	$	5,512
Class A preferred stock issued to founders	$	-	$	-	$	819
Common stock issued in acquisition of software	$	-	$	-	$	2,259,950
Common stock issued to placement agent for future financing	$	-	$	-	$	93,750
Note forgiven in acquisition of software	$	-	$	-	$	25,000
Warrants issued to placement agent for preferred stock offerings	$	-	$	-	$	25,139
Warrants issued to agent for convertible notes	$	-	$	-	$	250,789
Warrants issued as settlement of placement agreement	$	-	$	-	$	709,803
Warrants issued for Alliance Partner agreement	$	-	$	-	$	145,684
Warrants issued to placement agent for common stock offerings	$	2,323,589	$	-	$	2,323,589
Conversion of bridge note principal balance to common stock	$	700,000	$	-	$	700,000
Conversion of bridge note accrued interest to common stock	$	96,760	$	-	$	96,760
Warrants issued to consultant for future services	$	27,500	$	-	$	27,500
Amortization of bridge note discounts	$	1,055,101	$	-	$	1,055,101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

The condensed consolidated financial statements include the accounts of Guardian Technologies International, Inc. ("Guardian" or "Company") and its wholly-owned subsidiary, RJL Marketing Services Inc. ("RJL"). On June 26, 2003, pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization ("Plan"), Guardian acquired all of the outstanding capital stock of RJL in exchange for the issuance of shares of common stock and shares of preferred stock. All significant intercompany transactions and balances have been eliminated in consolidation. The condensed consolidated balance sheet at December 31, 2003 has been derived from audited financial statements at that date. The condensed consolidated interim financial statements for the quarters ended as of June 30, 2004 and 2003, are unaudited. In management's opinion, all adjustments (consisting only of normal, recurring items) necessary for a fair presentation of the condensed consolidated financial position as of June 30, 2004 and the condensed consolidated statement of operations for the three and six months ended June 30, 2004 and 2003 have been made. The results set forth in the condensed consolidated statement of operations for the three and six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year. All amounts are approximate due to rounding.

The condensed consolidated financial statements were prepared following the requirements of the Securities and Exchange Commission ("SEC") for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP (accounting principles generally accepted in the United States of America) can be condensed or omitted.

The Company is responsible for the unaudited condensed consolidated financial statements included in this document. For a better understanding of the Company and its financial statements, we recommend reading these condensed consolidated financial statements in conjunction with the Company's audited financial statements for the year ended December 31, 2003, which are included in our Annual Report on Form 10-KSB, filed with the SEC on April 15, 2004.

Description of Business

Guardian is a technology company that designs, develops and delivers sophisticated solutions to its target markets. We utilize high-performance imaging technologies and advanced analytics to create integrated information management technology products and services that address critical problems in healthcare and transportation security scanning for corporations and governmental agencies. Each product and service can radically improve the quality and velocity of decision-making, organizational productivity, and efficiency within the enterprise.

The core component of Guardian's overall business strategy is gaining and securing a competitive advantage through our advanced technologies. Our product suite is a platform for innovation that efficiently integrates, streamlines, and distributes business and clinical information and images across the enterprise.

Following the Reverse Acquisition, Guardian has evolved, in a very short period of time, into a focused product and marketing structure in the healthcare and transportation security scanning markets. We recognize that a company at our stage of development must continuously focus its efforts.

The Company plans to market its products and services to two primary markets: the U.S. Government and the health care industry. As opportunities present themselves in other vertical markets, the Company will assess the size of the opportunity, the resources required to successfully complete the opportunity, and the ongoing market for the developed technology or solution. Our business model is predicated on meeting client expectations, managing client relationships, and providing comprehensive solutions to meet client IT needs.

RJL Reverse Acquisition of Guardian

On June 26, 2003, pursuant to the Plan, Guardian completed a reverse acquisition of RJL. Although Guardian is the legal acquirer in the acquisition, and remains the registrant with the SEC, under generally accepted accounting principles, the acquisition was accounted for as a reverse acquisition, whereby RJL is considered the "*acquirer*" of Guardian for financial reporting purposes. The following factors contribute to that finding: (i) RJL's shareholders controlled more than 50% of the post acquisition combined entity, (ii) the management of the Company, after the acquisition, was that of RJL, (iii) Guardian had no assets or liabilities as of the transaction date, and (iv) the continuing operations of the business are those of RJL. Since Guardian was a non-operating entity on the transaction date, the Company recorded the premium over net assets purchased as a reduction of Additional Paid in Capital. In addition, the Company presents in all financial statements and other public information filings, from the date of completion of the acquisition, prior historical financial statements and information of RJL. It also reflects a retroactive restatement of RJL's historical stockholders' equity to reflect the equivalent number of shares of common stock received in the acquisition.

Immediately prior to the closing of the reverse acquisition, and effective as of June 23, 2003, the Company assigned all of its pre-closing assets and liabilities to a newly formed subsidiary, Black Mountain Holdings, Inc. ("BMH"). All of the shares of BMH, owned by the Company will be spun off to the Company's shareholders, pro rata, in the nature of a stock dividend distribution. Shareholders of the Company entitled to participate in the spin-off distribution received one share of BMH for each share of the Company that they held as of the record date. The Company established June 23, 2003, as the record date for the spin-off.

Financial Condition

Guardian has incurred operating losses since inception. Realization of Guardian's business strategy, and ultimately profitability, is dependent upon management's ability to complete research and development of PinPoint, establish strong product branding and acceptance for its healthcare products and PinPoint, and to successfully achieve its marketing and sales strategies.

The Company, in December 2003, entered into a placement agent agreement with an investment bank to offer a private placement financing with no minimum and a maximum of $8,000,000. The offering produced approximately $7.99 million in financing. The Company has used $2,000,000 of the proceeds of this private placement offering to purchase Wise Systems, Ltd. (details of the acquisition are disclosed in Note 6 below. The balance of funds will be used to fund ongoing operations and to pay outstanding obligations. The table, set forth in Note 5 below, provides the details of the private placement offering. Management believes that the funding provides the necessary operating capital to support operations for an eighteen month period, absent any revenue production.

Management's challenge is to maximize product development, control operating expenses, and establish programs for the production of recurring revenues to support ongoing operations.

Common Stock

All common stock amounts have been adjusted to reflect the conversion ratio of 605.3:1 in the reverse acquisition transaction.

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises.* The Company is considered a development stage entity because it is devoting substantially all of its efforts to establishing its planned principal operations.

Loss per Common Share

Basic net loss per share is calculated using the weighted-average number of shares of common stock outstanding, including restricted shares of common stock. The effect of common stock equivalents is not considered as it would be anti-dilutive.

(2) PROPERTY AND EQUIPMENT

As of June 30, 2004 and December 31, 2003, a summary of property and equipment and the estimated useful lives used in the computation of depreciation is as follows:

	June 30, 2004	December 31, 2003	Estimated Useful Life (Years)
Computer equipment & software	$ 2,399,971	$ 2,322,120	3
Less: accumulated depreciation	414,015	26,734	
Net property & equipment	$ 1,985,956	$ 2,295,386	

(3) ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company measures compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* The Company applies the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-based Compensation – Transition and Disclosure* as if the fair value-based method had been applied in measuring compensation expense. Under APB No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

As required under SFAS No. 123, the pro forma effects of stock-based compensation on net income and earnings per common share for employee stock options granted have been estimated at the date of grant and beginning of the period, respectively, using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net loss over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Quarter Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
Net loss as reported	$ (10,738,945)	$ (1,022,737)	$ (16,243,574)	$ (1,164,579)
Stock based employee compensation cost included in net earnings as reported, net of tax	1,454,507	-	2,097,293	-
Compensation expense under FAS 123, net of tax	(2,729,621)	-	(5,451,215)	-
Pro forma net loss	$ (12,014,059)	$ (1,022,737)	$ (19,597,496)	$ (1,164,579)
Net loss per common share				
Basic and diluted - as reported	$ (0.75)	$ (0.11)	$ (1.13)	$ (0.19)
Basic and diluted - pro forma	$ (0.83)	$ (0.11)	$ (1.36)	$ (0.19)

(4) STOCKHOLDERS' EQUITY

Authorized Common Stock Increase - On February 13, 2004, the Company's shareholders voted unanimously to increase the number of shares of the Company's Common Stock from 15,000,000 to 200,000,000. Based upon the conversion rights of the Series B and Series C Preferred Stock, the outstanding shares of Series B and Series C Preferred Stock were cancelled and automatically converted into shares of common stock. The conversion resulted in the issuance of an aggregate of 1,848,330 shares of common stock.

Stock Warrants - During December 2003, we issued an aggregate of 311,250 warrants to purchase our common stock in connection with the issuance of certain bridge notes. The warrants are exercisable at a prices ranging from $2.50 to $5.00 per share for a period ranging from eighteen (18) months to five (5) years from the issue date. The warrants contain certain anti-dilution provisions in the event of a stock dividend, subdivision or our capital stock, capital reorganization, consolidation or merger of Guardian. The warrants also contain piggy back registration rights. The bridge notes matured during February 2004 and were extended by the note holders for an additional 120 days. In consideration of the extension of the maturity date of the bridge notes, the Company issued each note holder an additional warrant, on the same terms and conditions as the original warrants, for each of the original 331,250 warrants.

Warrant Exercise - In October 2003, we entered into a placement agent agreement with another investment bank. Management believed the investment bank failed in its obligations under the agreement. On March 16, 2004, we negotiated a termination of this placement agent agreement and compensated the investment bank through the issuance of 250,000 two-year warrants to purchase our common stock at a price of $1.00 per share, the value of which was charged to operations in the year ended December 31, 2003. The investment bank maintained its cashless exercise provision and piggyback registration rights as afforded under the terms of the placement agent agreement. On March 17, 2004, the investment bank exercised all of the warrants pursuant to the terms of the cashless exercise provision and we issued 197,368 shares common stock to the investment bank.

Claim Settlement - On April 23, 2004, Guardian issued an aggregate of 287,500 shares of its common stock, with a fair market value of $3,076,250 as determined by application of the Black-Sholes Model, in settlement of claims by certain brokers who alleged they were entitled to certain equity compensation from Guardian in connection with the reverse acquisition of Guardian by RJL Marketing Services Inc. in June 2003. In consideration of the issuance of the shares, the brokers executed a release of all claims against Guardian. Guardian granted the brokers certain piggyback registration rights in connection with the issuance of the shares. The shares were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and are restricted securities within the meaning of Rule 144(a)(3).

Bridge Note Conversions – On April 28, 2004, all holders of the convertible bridge financing notes elected to convert their outstanding principal and accrued interest into equity, on the same terms and conditions as the private placement. At that time, the note holders converted $700,000 in outstanding principal and $99,184.67 of accrued interest into 499,480 shares of Guardian common stock (converted at $1.60 per share) and 124,870 stock purchase warrants ($2.65 per share expiring twenty-four [24] months from date of issue).

Consultants Compensation – On May 15, 2004, the Company issued 225,000 shares of common stock for the completion of consulting services. In addition, the Company issued 25,000 shares of common stock to its investor relations firm as compensation for out-of-pocket reimbursable expenses.

(5) FINANCING ACTIVITIES

Private Placement

Pursuant to the terms of a placement agreement, dated December 22, 2003, as amended February 27, 2004, we engaged an investment bank to act as our placement agent in connection with a contemplated private offering of our securities exclusively to certain "accredited investors" pursuant to Rule 506 of Regulation D under the Securities Act. Upon the execution of the placement agreement, we issued to the placement agent 25,000 shares of our common stock. Under the terms of the offering, investors receive units of securities, each unit consisting of four shares of common stock and one common stock purchase warrant to purchase one share of common stock exercisable at a price of $2.65 per share during an eighteen month period following the initial closing. Additionally, the placement agent receives warrants, equal to 10% of the shares issued to investors that are exercisable at a price of $1.92 per share during the five-year period following the issuance thereof and contain piggy back registration rights and a cashless exercise provision.

The table below details the investment transactions that occurred:

Date	Amount Invested	Shares Issued to Investors	Warrants Issued to Investors	FMV of Warrants	Cash Paid to Investment Bank	Net Proceeds
03/24/04	$ 195,194	121,996	30,499	$ 37,654	$ 30,612	$ 164,582
04/02/04	185,498	115,936	28,984	57,968	16,725	168,773
04/20/04	275,072	171,920	42,980	207,593	34,795	240,277
04/27/04	656,960	410,600	102,650	896,135	59,156	597,804
5/3/2004	2,100,752	1,312,970	328,243	1,716,706	189,098	1,911,654
5/14/2004	4,578,540	2,861,588	715,397	1,917,264	440,131	4,138,409
	$ 7,992,016	4,995,010	1,248,752	$ 4,833,320	$ 770,517	$ 7,221,499

The table below details the fees, reimbursable expenses, stock grants, and stock purchase warrants earned by the placement agent:

Date	Commission	Investment Banking Fees	Reimbursable Expenses	Cash Paid to Investment Bank	Stock Issued to Investment Bank	FMV of Stock	Warrants Issued to Investment Bank	FMV of Warrants
03/24/04	$ 17,567	$ 10,000	$ 3,045	$ 30,612	4,880	$ 18,544	12,200	$ 25,132
04/02/04	16,695	-	30	16,725	4,637	21,191	11,594	32,811
04/20/04	24,765	10,000	30	34,795	6,877	50,890	17,192	97,307
04/27/04	59,126	-	30	59,156	16,424	185,591	41,060	392,534
5/3/2004	189,068	-	30	189,098	52,518	409,640	131,297	795,660
5/14/2004	412,069	17,333	10,729	440,131	114,461	600,920	286,159	1,004,418
	$ 719,291	$ 37,333	$ 13,893	$ 770,517	199,797	#########	499,502	$ 2,347,861

The foregoing securities were issued to the investors and the placement agent in reliance upon the exemption from the registration requirements of the Securities Acts set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, and constitute "restricted securities" within the meaning of Rule 144 (a)(3) under the Securities Act.

With the exception of the net proceeds of $7,221,499 which were recorded in Guardian's operating cash account; common shares and warrants issued to the placement agent and to the investors were allocated across the equity section of the balance sheet. Issuance of common shares was recorded in Common Stock at par value and the excess of net proceeds over par value was recorded as Additional Paid In Capital. The fair market value of the warrants was calculated using the Black-Sholes Model. The value of the warrants increased Additional Paid In Capital.

(6) SUBSEQUENT EVENTS

On July 27, 2004, Guardian acquired Wise Systems Ltd. (Wise) under the terms of a stock purchase agreement. The Wise acquisition closed contemporaneously with the execution of the stock purchase agreement. Wise is a premier developer of advanced radiology information systems (RIS) with principal offices located in Corsham, Wiltshire, UK.

Under the terms of the stock purchase agreement, Guardian acquired all of Wise's stock from Wise's two shareholders, Martin Richards and Susan Richards. Guardian has agreed to pay to Wise's two stockholders an aggregate of U.S. $1,929,500 in cash and issued to them shares of Guardian's common stock in the amount of $500,000. $929,500 of the cash purchase price was paid at closing and the remaining $1,000,000 of the cash purchase price was paid by means of the issuance of an interest bearing promissory note due 90 days after closing. The deferred portion of the cash purchase price, payable upon maturity of the promissory note, was deposited in escrow and is subject to any indemnification claims by Guardian that may arise with respect to breaches of any representations, warranties and covenants in the stock purchase agreement by Wise's shareholders. Guardian issued an aggregate of 106,739 shares of its common stock as the stock portion of the purchase price. The shares were valued on the basis of the average high and low sales prices of the stock for the 30 business day period which ended two days prior to the closing of the transaction. At closing, the shares were deposited in escrow and are subject to forfeiture in the event Guardian Healthcare Systems Division does not achieve certain revenue thresholds over the three years following closing. The shares of stock are subject to a three year lock-up. In addition, Guardian repaid, as part of the purchase price, an outstanding loan of one of the directors of Wise in the amount of $79,500. At closing, the co-founder of Wise, Mr. Martin Richards, entered into an employment agreement with Guardian as Vice President of European Operations for a period of two years following closing at a base salary of $210,250 per annum. Also, Mr. Martin Richards and Ms. Susan Richards have resigned their positions as officers of Wise and as members of Wise's Board of Directors and have entered into non-compete agreements with Guardian for a period of three years following closing. Furthermore, effective as of the closing, Mr. Martin Richards was released from personal guarantees of certain of Wise's bank debt obligations and of Wise's real property lease obligations.

Through this acquisition, Guardian expects to augment its healthcare informatics offering of image compression technologies while increasing its global market potential. In business for approximately 15 years, Wise has developed and markets its RIS system and is in the final stages of developing a Picture Archiving Communication System (PACS), which integrates fully with the RIS to automate activities related to the management of imaging procedures, billing, and scheduling other departmental management activities in electronic form for radiology departments.

Guardian expects to gain a number of important assets from the transaction, including Wise Systems' RIS and soon-to-be-introduced PACS, which captures images and integrates them with other radiology information, making available to the healthcare enterprise a complete radiology patient record ready for distribution to care givers where and when critical information is needed for optimal patient care. This seamless RIS/PACS software package keeps all of the critical information related to digital studies, such as MRIs and CT scans, together in an electronic patient record package, allowing healthcare providers to share patient information under electronically secure methodologies and to comply with the Health Insurance Portability and Accountability Act (HIPAA) requirements.

Interoperability and uniqueness of technology are the main reasons we chose Wise Systems. Their PACS is a unique web-based image management system with a set of completely integrated services based on DICOM and HL-7 industry standards. The system provides radiology patient information, image management, web-based imaging, and information distribution to the healthcare enterprise. While other systems may have a web front end for users, Wise's PACS system is the only one that's built on a dot.net platform for complete web-based image and information distribution using a single database and proven technology.

Guardian's compression algorithm complements Wise's RIS/PACs system by facilitating faster, more efficient movement of images and information, a missing element in Wise's system today. So together, Guardian and Wise offer a significant competitive advantage in the market for healthcare institutions through the seamless electronic integration of services and through solutions that are more flexible, modular, and scaleable than any other available.

Since Wise Systems is UK-based, Guardian has formed a company called UK Guardian Healthcare Systems, which is a wholly owned subsidiary that will own Wise Systems and oversee all of its product development and sales. Wise's current staff will continue to work out of the Corsham, Wiltshire UK offices. In addition, UK Guardian Healthcare Systems will retain and continue to honor existing agreements and provide services and support for all of Wise Systems' existing customers, which include 30 prestigious hospitals.

As more facilities require seamless integration with RIS, PACS and hospital information systems, it has resulted in more integrated RIS/PACs systems, or "brokerless" systems. Integrated radiology systems enable healthcare providers to combine all of a patient's previous and current medical information into a single patient record, facilitating more accurate future diagnoses and helping circumvent the medical errors due to lack of adequate healthcare data that cause approximately 100,000 patient deaths annually. As a result of this streamlining, the systems enable hospitals to offer better quality care, improve work flow and minimize the cost associated with communication and information management.

The Wise product has been designed as a series of integrated services and has no broker. Combined with Guardian's DEVision compression technology, it will enable the distribution of large files around hospitals more rapidly with less demand on the network and archive bandwidth.

A separate Guardian product, its PinPoint image identification and detection algorithm, has the future potential for integration on the healthcare side for use in the diagnostic/analysis processes associated with radiology images. The same algorithms used for identifying threat items in baggage checks at airports may potentially be leveraged to identify and diagnose changes and irregularities in radiology images. With most CT scans and other procedures being composed of hundreds of images, the radiologist is often inundated with managing high volumes of information and correlating it to other pieces of information. Guardian's technology, combined with Wise's systems has the potential to streamline and automate this process.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This report contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and information relating to us that is based on management's exercise of business judgment, as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "believe," "estimate," "expect," and "intend" and words of similar import, are intended to identify any forward-looking statements. You should not place undue reliance on these forward-looking statements. These statements reflect our current view of future events and are subject to certain risks and uncertainties as noted below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results could differ materially from those anticipated in these forward-looking statements.

General

The following discussion of the financial condition or plan of operation of the Company should be read in conjunction with the consolidated financial statements and related notes thereto. It should be noted that this discussion pertains to the activities of the Company post acquisition of RJL and will therefore involve a plan of operation of the Company during the next twelve months rather than the discussion of results of operations on a comparative basis.

Plan of Operation

We develop targeted, functional, and innovative software solutions and services to derive intelligence from images and data. Today, organizations collect far more data, particularly with the expansive growth in digital imagery, than they actually analyze and meaningfully apply. The analysis of this data and images can lead to significant improvements in the quality and efficacy of organizational decision-making. Business and IT consultants predict that the exponential growth in data and images over the next decade will continue at a pace equal to or greater than the growth experienced during the past decade. The need for more intelligent and expedient methods of analyzing data and images, along with converting the analysis into beneficial decision-making or predictive analysis bodes well for the business prospects of Guardian.

Our focus for the immediate term will be two markets: aviation security and healthcare radiology. While each of these markets represents enormous revenue potential, they are also fraught with many obstacles. In the aviation security marketplace we face the challenge of validating the efficacy of our solution. Many have tried to solve the imaging analysis and detection problems, all have failed to make substantial improvements. We believe our PinPoint solution resolves the imaging analysis and detection issues facing governmental agencies and hardware scanner manufacturers. Our challenges will be navigating the government procurement process and developing the most beneficial business strategy for aligning with the scanner manufacturers. In the healthcare radiology marketplace we will be marketing and selling our products, including the recently acquired products of Wise Systems Ltd., to clients with little technological sophistication who are accustomed to maintaining images on film and data in handwritten records. Properly developing a cost/benefit analysis will be the key to penetrating the marketplace. To date, the only solution providers were extremely expensive as their primary market focus was the very largest of hospitals.

During the next twelve months, we expect to satisfy our cash requirements from the proceeds of a private placement offering (offering has closed, see 8-K dated June 3, 2004 for further disclosure) of our securities through our placement agent. The aggregate amount of the offering was $8,000,000. We offered an aggregate of 1,250,000 units of securities, each unit consisting of four shares of common stock and one common stock purchase warrant to purchase one share of our common stock at a price of $2.65 per share during the eighteen month period following the initial closing. We raised an aggregate of $7,221,499 in connection with sales of our securities, net of placement agent fees and reimbursable expenses. The securities were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We used $1.925 million of the offering proceeds to acquire Wise on July 27, 2004, and expect to use the remaining proceeds to complete the development and commercialization of PinPoint, complete the patent process on several key patentable algorithms and processes, repay our bridge notes, and for working capital purposes. We believe we will require between approximately $1,300,000 and $2,000,000 to finance our operations throughout the next twelve months. This assumes minimal revenues during the year.

During this development phase we will closely monitor our costs and our revenue expectations and will take actions appropriate to the market conditions.

We intend to continue to invest in both our existing technologies and in the development or acquisition of additional complimentary technologies, as well as in building an efficient marketing and sales organization. We believe we will transition during the second quarter of the year from a 'development stage company' to an 'operating company.'

Business Overview

The business of the Company is currently carried out by Guardian Technologies International, Inc. ("Guardian") as described below. The Company may seek to acquire other businesses or other technologies in exchange for cash and/or shares of its common stock. Further, the Company plans to form wholly-owned subsidiaries to operate within defined vertical markets.

Research and Development

The Company continues the development of version 1.0 of its PinPoint software application. Version 1.0 is expected to be completed and available for distribution on August 31, 2004. To-date the Company has invested $645,885 in the development of PinPoint. From this investment we have filed three patent applications and expect to file a fourth application within the next thirty days.

Employees

As of June 30, 2004, we employed thirteen full-time employees and four contract employees. During the month of April 2004, the Company refocused its business development strategy on its two key marketplaces by placing added emphasis on the completion of research and development. Recognizing that we had developed a sales force too far in advance of product release, we terminated seven employees previously hired in the sales area.

With the acquisition of Wise Systems Ltd. on July 27, 2004, the Company increased its employee base by six employees. All of these employees are located outside of the United States and reside in Great Britain.

Guardian's products and services:

<u>**Imaging Solutions**</u>

The Company's imaging solutions transform images into data, data into knowledge and knowledge into solutions. We provide imaging solutions aviation safety, medical imaging, and image compression. Included in the Company's Imaging Solutions are the following products:

PinPoint – an integrated image data analysis solution and knowledge engine for image data. PinPoint is a self-learning - it takes image data, numerical data and text – predictive tool which generates feedback to the knowledge engine. The knowledge engine continues to learn as it receives new data making PinPoint more intelligent as it processes more data.

Image Optimization – optimization technologies to enhance image clarity through advanced processes for adjusting image contrast, image brightness and the de-cluttering of the image.

Health Care Solutions

Radiology Software for Integration (DEVision) – DEVision is high-performance component integration software for picture archive and communications systems ("PACS") and teleradiology. When integrated into PACS or teleradiology products from other companies, DEVision allows both lossless (diagnostic) and lossy (clinical) compression of DICOM images using multiple codecs (mathematical compression methods). It also includes a "differencing engine" (also colloquially known as "the solver") that tests DICOM images against all multiple codecs in the system and employs the one with the best possible lossless result for maximum space savings in radiology archives.

Radiology Technology for Practice - PACS for Practice is designed with an understanding of the differences between the workflow, clinical, and archive requirements of radiology practices (versus hospitals) in mind. Practices see significantly fewer chronic patients, have far greater periodicity in their workflow, do greater numbers of mammography examinations, and often have multiple locations with mixed modality environments, and the Company's offering in this market is oriented toward those specific needs, without sacrificing features that all radiologists require in a film-less system. PACS for Practice is also specifically designed to operate in tandem with the company's Managed Radiology Archive service.

Managed Radiology Archive Service - for radiology practices, managing a mixed archive of paper and film is expensive, cumbersome, and inescapable. The management of tens of thousands of patient jackets carrying millions of paper and film records results in material real estate and personnel costs that negatively affect a practice's profitability, as well as create a distraction from clinical responsibilities. New regulatory requirements for disaster recovery and records security under HIPAA create more expense and uncertainty for radiology than for most other medical specialties. The Company has created both technology and a robust service plan for centralized mixed records management, conversion, and regulatory compliance for the radiology enterprise that allows practices to concentrate on their core business while saving money, reducing headcount, and upgrading their clinical technology.

RESULTS OF OPERATIONS

Net losses for the quarters ended June 30, 2004 and 2003 were $10,738,945 and $1,022,737, respectively. The operating expenses, during the second quarter of 2003 are associated with the operation of RJL Marketing Services Inc. The net loss for the quarter ended June 30, 2004, are those of Guardian Technologies International, Inc. The Company has not generated revenue to date and there can be no assurance that the Company will generate revenue from the sale of its products.

General and administrative expenses

General and administrative expenses increased to $1,225,170 for the second quarter of 2004 compared to $295,483 for the second quarter of 2003. Second quarter 2004 expenses included $448,457 of payroll and payroll-related expenses, $217,490 of research and development expenses attributable to PinPoint, $316,568 of professional fees (legal, accounting, SEC filing, and press releases), and $52,575 of rent. Comparable expenses for the quarter ended June 30, 2003, include $179,940 of payroll and payroll-related expenses, $53,243 of professional fees, and $5,482 of rent.

Stock-based compensation

Included in this non-cash expense category are the amortization of the fair market value of employee stock options and the fair market value of stock issued to outside consultants. During the quarter ended June 30, 2004, we recognized $1,454,507 of employee stock option compensation expense and $7,726,875 of consulting expense. The significant increase in the consulting expenses over the first quarter 2004 is comprised of three components: (i) the amortization of the fair value of stock compensation given to consultants in lieu of cash compensation, (ii) the fair market value of 287,500 shares of common stock issued in settlement of claims by certain brokers, and (iii) the fair market value of 250,000 shares of common stock issued to consultants for services rendered and reimbursement of expenses on behalf of the Company. Consulting expenses for the same quarter 2003 were $729,863.

Interest expense

Interest expense for the quarter ended June 30, 2004 was $187,466 as compared to $3,000 of interest expense for the comparable period in 2003. Interest expense for the second quarter of 2004 is comprised of two components, each related to the bridge notes. $177,800 results from the fair market value calculation of the warrants associated with the 120-day extension of the maturity date of the bridge notes. The remaining balance of $9,666 represents the interest expense accrued on the bridge notes through the end of the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

To date the Company's principal source of liquidity has been the net proceeds from external financing transactions (see table in Note 5 above). For the six months ended June 30, 2004 and 2003 the Company provided net cash of $4,499,596 and $203,195, respectively. The available cash balances at June 30, 2004 and 2003 were $4,818,825 and $319,229, respectively.

Operating Activities
Net cash used in operating activities in the first six months of 2004 was $2,731,250. Operating expenses of $2,027,619 attributable to salaries, rent, research and development, and professional fees, the repayment of $673,731 of accrued payables, and an increase in receivables ($25,000 advance to a third-party sales representative and $5,000 due from a prospective client as a refundable deposit) were financed through the sale of common shares and warrants to purchase common shares.

Net cash used in operating activities in the first quarter of 2003 was $189,102. Operating expenses of $434,325 attributable to salaries, rent, research and development, and professional fees, were offset by the deferral of $304,507 of salary expenses.

Investing Activities
Net cash used in investing activities in the first six months of 2004 and 2003 were $77,851 and $7,703, respectively. These amounts represent purchases of computer software and equipment.

Financing Activities
Net cash provided by financing activities in the first six months of 2004 and 2003 were $7,308,697 and $400,000, respectively. These funds were provided entirely from activities associated with the sale of shares of the Company's common stock and warrants to purchase common shares.

Working Capital
The Company has net working capital of $4,711,783 at June 30, 2004 compared to a net working capital deficit of $1,061,062 at December 31, 2003. This $5,772,845 increase in working capital was primarily due to:

- a decrease in accrued payroll expense of $605,020;
- a decrease in notes payable of $796,342;
- a decrease in accounts payable of $68,711; and
- offset by the proceeds of the private placement offering.

The changes in accounts payable, accrued payroll expense, and notes payable, as well as in other items of working capital not discussed above, resulted from changes in the ordinary course of the Company's business.

Liquidity
As discussed above, the Company's principal sources of liquidity are the proceeds from external financing transactions, including a private placement of our securities through our placement agent, referred to above. Management is reliant upon the proceeds of such financing to satisfy its short-term working capital requirements and to implement its business plan.

CRITICAL ACCOUNTING POLICIES
For a discussion of the Company's critical accounting policies and estimates, refer to "Management's Discussion and Analysis of Financial Condition or Plan of Operations" in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003.

ITEM 3. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Report. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 10-QSB that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.

PART II – OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

The Company received a letter of claim, dated July 9, 2004 ("letter of claim"), on behalf of Thomas Bentsen ("Bentsen"), setting forth a claim or demand against the Company. The letter of claim alleges Bentsen is a creditor of Difference Engines Corporation, a Maryland corporation ("DEC"), and that the transfer of assets pursuant to an Asset Purchase Agreement, dated October 23, 2003, as amended (the "Asset Purchase Agreement"), by and among DEC, Walter Ludwig, Victor T. Hamilton, and the Company was ineffective as against Bentsen and that such assets are subject to levy by Bentsen pursuant to the Maryland Bulk Transfer Act. The amount of such claim by Bentsen against the Company is at least $205,000, 700,000 shares of stock of DEC, punitive damages and attorneys' fees. Bensten has brought a lawsuit against DEC, Ludwig, and Hamilton, but not the Company, alleging numerous counts against DEC, Ludwig and Hamilton, including breach of employment contract for non-payment of salary. Based on advice of counsel, the Company believes it has substantial defenses to Bentsen's Bulk Transfer Act claim.

Because of the foregoing claim, on July 29, 2004, the Company filed a complaint in the Circuit Court for Montgomery County, Maryland (Case Number 253608), against DEC, Walter Ludwig and Victor T. Hamilton seeking indemnification. The Company's complaint alleges, among other things, a breach of the Asset Purchase Agreement, breach of the related Bill of Sale, a request for an injunction to prohibit DEC from distributing to its shareholders the Company stock it received as consideration for the software it sold to the Company pursuant to the Asset Purchase Agreement, fraud, unjust enrichment, trover and conversion, and breach of fiduciary duty. The Company alleges that the defendants made false representations and warranties in the Asset Purchase Agreement and omitted significant facts concerning, in part, DEC's title to the software assets sold to the Company pursuant to the Asset Purchase Agreement. The Company is seeking compensatory damages, a preliminary and permanent injunction, punitive damages, attorneys' fees and costs.

ITEM 2. CHANGES IN SECURITIES AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The Company has authorized and had outstanding three series of preferred stock at December 31, 2003. On February 13, 2004, at a special meeting of our shareholder, our shareholders voted to increase the number of authorized shares of Common Stock from 15,000,000 to 200,000,000. Based upon the conversion rights contained in the Series B and Series C Convertible Preferred Stock, each share of Series B and Series C preferred stock automatically converted into 1,000 shares of Common Stock. Shortly thereafter, the Company exchanged 1,303.3 shares of Series B and 545 shares of Series C Convertible Preferred Stock for an aggregate of 1,848,330 shares of Common Stock.

The only preferred stock that remains outstanding is the Series A Convertible Preferred Stock which contains the following rights and provisions:

Series A Convertible Preferred Stock

The Company has authorized the issuance of up to 6,000 shares of Series A Convertible Preferred Stock, $0.20 par value per share ("Series A"), of which 5,527 shares are issued and outstanding. The shares of Series A entitle the holders thereof to receive a liquidation preference of $20.00 per share before any payment to holders of junior preferred stock or holders of our common stock. Each share of Series A entitles the holder thereof to 1,000 votes (subject to certain anti-dilution adjustments) with respect to matters submitted to stockholders of the Company for a vote. Each share of Series A will be automatically converted into 1,000 common shares of the Company (subject to certain anti-dilution adjustments) upon the Company attaining EBITDA aggregating $2.5 million following the reverse acquisition in the period commencing on the date of issuance through June 26, 2005, as evidenced by the Company's financial statements contained in its reports filed with the SEC under the Exchange Act.

In October 2003, we entered into a placement agent agreement with an investment bank. Management believed the investment bank failed in its obligations under the agreement. On March 16, 2004, we negotiated a termination of this placement agent agreement and compensated the investment bank through the issuance of 250,000 two-year warrants to purchase our common stock at a price of $1.00 per share, the value of which was charged to operations in the year ended December 31, 2003. The investment bank maintains its cashless exercise provision and piggyback registration rights as afforded under the terms of the placement agent agreement. On March 17, 2004, the investment bank exercised its cashless exercise provision and we issued 197,368 shares of Rule 144 restricted common stock to the investment bank.

The foregoing transaction did not involve any public offering, and we believe that the transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof or Regulation D promulgated thereunder. The purchasers in the foregoing transaction represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in the foregoing transaction.

On December 22, 2003 we engaged an investment bank to act as our placement agent in connection with a contemplated offering of our securities exclusively to certain "accredited investors" pursuant to Rule 506 of Regulation D under the Securities Act. At the execution of the placement agreement, as amended, we issued to the placement agent 25,000 shares of our common stock. The Company offered an aggregate of 1,250,000 units of securities each unit consisting of four shares of common stock and one common stock purchase warrant. The warrants are exercisable at a price of $2.65 per share during an eighteen month period following the initial closing of the offering. Additionally, the placement agent received warrants, equal to 10% of the shares issued to investors that are exercisable at a price of $1.92 per share during the five-year period following the issuance thereof and contain piggy back registration rights and a cashless exercise provision. The securities will not have been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. A detailed schedule of transactions that have occurred through the date of this report can be found in Part I, Note 5 ("Financing Activities").

On March 25 and May 15, 2004, the Company accepted direct investments of $64,000 and $23,200, respectively, on the same terms and conditions as the private placement offering. The investors were allowed to invest outside the private placement offering as a result of their prior affiliation with the Company. The investors received 40,000 and 14,500 shares of common stock, as well as, 10,000 and 3,625 stock purchase warrants at a price of $2.65 per share, expiring eighteen months from the date of issuance.

On April 23, 2004, Guardian issued an aggregate of 287,500 shares of its common stock in settlement of claims by certain brokers who alleged they were entitled to certain equity compensation from Guardian in connection with the reverse acquisition of Guardian by RJL Marketing Services Inc. in June 2003. In consideration of the issuance of the shares, the brokers executed a release of all claims against Guardian. Guardian granted the brokers certain piggyback registration rights in connection with the issuance of the shares. The shares were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and are restricted securities within the meaning of Rule 144(a)(3).

On April 28, 2004, all holders of the convertible bridge financing notes elected to convert their outstanding principal and accrued interest into equity, on the same terms and conditions as the private placement. At that time, the note holders converted $700,000 in outstanding principal and $99,184.67 of accrued interest into 499,480 shares of Guardian common stock (converted at $1.60 per share) and 124,870 stock purchase warrants ($2.65 per share expiring twenty-four [24] months from date of issue).

On May 15, 2004, the Company issued 225,000 shares of common stock, held in arrearage, to an outside consultant who had provided services necessary for the completion of the reverse acquisition in June 2003. In addition, the Company issued 25,000 shares of common stock to its investor relations firm as compensation for out-of-pocket reimbursable expenses expended over the prior twelve months.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. OTHER INFORMATION

The Company plans to hold its next Annual Meeting of Stockholders on Thursday, November 17, 2004, in Dulles, Virginia. If a stockholder wishes to submit a proposal for the Company's 2004 Annual Meeting, the deadline for submitting such proposals to the Company is August 16, 2004.

ITEM 6. EXHIBIT AND REPORTS ON FORM 8-K

(a) Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

		Incorporated by Reference		Filed
Exhibit No.	Exhibit Description	Form	Filing Date	Herewith
2.1	Amended and Restated Agreement and Plan of Reorganization dated effective June 12, 2003, by and among the Company, RJL Marketing Services, Inc., and the shareholders of RJL Marketing	8-K	06/26/2003	

	Services, Inc.			
2.2	Stock Purchase Agreement, dated July 27, 2004, by and among the Company, Guardian Healthcare Systems UK Ltd., Wise Systems Ltd., Martin Richards, and Susan Richards.	8-K	07/30/2004	
2.3	Promissory Note, dated July 27, 2004, by and among the Company, Guardian Healthcare Systems UK Ltd., Wise Systems Ltd., Martin Richards, and Susan Richards..	8-K	07/30/2004	
2.4	Cash Escrow Agreement, dated July 27, 2004, by and among the Company, Guardian Healthcare Systems UK Ltd., Wise Systems Ltd., Martin Richards, and Susan Richards..	8-K	07/30/2004	
2.5	Stock Escrow Agreement, dated July 27, 2004, by and among the Company, Guardian Healthcare Systems UK Ltd., Wise Systems Ltd., Martin Richards, and Susan Richards..	8-K	07/30/2004	
2.6	Employment Agreement, dated July 27, 2004, between Wise Systems Ltd. and Martin Richards.	8-K	07/30/2004	
2.7	Deed of Covenant (Non-Competition Agreement), dated July 27, 2004, between the Company and Martin Richards.	8-K	07/30/2004	
2.8	Deed of Covenant (Non-Competition Agreement), dated July 27, 2004 between the Company and Susan Richards	8-K	07/30/2004	
3.1	Certificate of Incorporation	10-KSB	04/15/2004	
3.2	Articles of Amendment to Certificate of Incorporation	10-KSB	04/15/2004	
3.3	Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock.	10-QSB	08/15/2003	
3.4	Certificate of DesignationS, Preferences and Rights of Series B Convertible Preferred Stock.	10-QSB	08/15/2003	
3.5	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, dated September 24, 2003.	10-QSB	11/14/2003	
3.6	Certificate of Amendment to Certificate of Designation of Rights and Preferences of Series B Convertible Preferred Stock, dated October 27, 2003.	10-QSB	11/14/2003	
3.7	By-Laws	10-KSB	04/15/2004	
4.1	Form of Common Stock Certificate	SB-2	03/22/96	
10.1	Employment Agreement, dated October 1, 2002, between RJL Marketing Services, Inc. and Robert Dishaw.	10-QSB	08/15/2003	
10.2	Employment Agreement, dated January 1, 2003, between RJL Marketing Services, Inc. and Michael W. Trudnak.	10-QSB	08/15/2003	
10.3	Amendment Agreement, dated July 28, 2003, between RJL Marketing Services, Inc. and Michael W. Trudnak.	10-QSB	08/15/2003	
10.4	Settlement Agreement, dated June 26, 2003, between the Registrant and J. Andrew Moorer.	10-QSB	08/15/2003	
10.5	Exclusive Distribution Agreement, dated June 26, 2003, between RJL Marketing Services, Inc. and Diagnos, Inc.	8-K/A	08/26/2003	
10.6	Employment Agreement, dated May 19, 2003, between RJL Marketing Services, Inc. and Darrell E. Hill.	8-K/A	08/26/2003	
10.7	Employment Agreement, dated May 19, 2003, between RJL Marketing Services, Inc. and Stephen Lancaster.	8-K/A	08/26/2003	
10.8	Consulting Agreement, dated May 19, 2003, between RJL Marketing Services, Inc. and Max Tobin.	8-K/A	08/26/2003	
10.9	Consulting Agreement, dated July 30, 2003, between RJL Marketing Services, Inc. and J. Andrew Moorer.	8-K/A	08/26/2003	
10.10	Employment Agreement, dated August 4, 2003, between the Registrant and Ruth H. Taylor.	10-QSB	11/14/2003	
10.11	Employment Agreement, dated August 18, 2003, between the Registrant and William J. Donovan.	10-QSB	11/14/2003	
10.12	Consulting Agreement, dated August 20, 2003, between the Registrant and Berthel Fisher & Company Financial Services, Inc.	10-QSB	11/14/2003	
10.13	Consulting Agreement, dated September 11, 2003, between the Registrant and Clifford Neuman.	S-8	10/09/2003	
10.14	Consulting Agreement, dated September 25, 2003, between the Registrant and Barry Davis.	S-8	10/09/2003	
10.15	Consulting Agreement, dated September 30, 2003, between the Registrant and A.B. Goldberg.	S-8	10/09/2003	
10.17	Consulting Agreement, dated July 28, 2003, between the Registrant and Redwood Consultants LLC.	10-QSB	11/14/2003	

10.18	Consulting Agreement, dated July 4, 2003, between the Registrant and Tosh Consulting.	10-QSB	11/14/2003	
10.19	Placement Agents Warrants, dated October 14, 2003, between the Registrant and Berthel Fisher &Company Financial Services, Inc.	10-QSB	11/14/2003	
10.20	Alliance Partner Agreement, dated September 17, 2003, between the Registrant and Telinks Canada Ltd.	10-QSB	11/14/2003	
10.21	Compensation Agreement, dated September 18, 2003, between the Registrant and Telinks Canada Ltd.	10-QSB	11/14/2003	
10.22	Asset Purchase Agreement, dated October 23, 2003, among the Registrant, Difference Engines Corporation.	10-QSB	11/14/2003	
10.23	Amendment Agreement, dated September 22, 2003, between the Registrant and Berthel Fisher & Company Financial Services, Inc.	10-QSB	11/14/2003	
10.25	Settlement Agreement dated March 16, 2004 between the Registrant and Cappello Capital Corporation.	10-KSB	04/15/2004	
10.26	Note and Warrant Purchase Agreement, dated as of December 8, 2003 between the Registrant and each of the undersigned purchasers: Charles Bell, Daniel Denardis, Scott Porter, Alan Stamper, Edward Tschiggfrie, and Bret Williams.	10-KSB	04/15/2004	
10.27	Convertible Promissory Note, dated December 11, 2003 between the Registrant and Charles T. Bell.	10-KSB	04/15/2004	
10.28	Common Stock Warrant Agreement, dated December 11, 2003, between the Registrant and Charles T. Bell.	10-KSB	04/15/2004	
10.29	Supplemental Common Stock Warrant Agreement, dated December 11, 2003, between the Registrant and Charles T. Bell.	10-KSB	04/15/2004	
10.30	Convertible Promissory Note, dated December 19, 2003 between the Registrant and Daniel Denardis.	10-KSB	04/15/2004	
10.31	Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Daniel Denardis.	10-KSB	04/15/2004	
10.32	Supplemental Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Daniel Denardis.	10-KSB	04/15/2004	
10.33	Convertible Promissory Note, dated December 19, 2003 between the Registrant and Scott Porter.	10-KSB	04/15/2004	
10.34	Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Scott Porter.	10-KSB	04/15/2004	
10.35	Supplemental Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Scott Porter.	10-KSB	04/15/2004	
10.36	Convertible Promissory Note, dated December 8, 2003 between the Registrant and Alan Stamper.	10-KSB	04/15/2004	
10.37	Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Alan Stamper.	10-KSB	04/15/2004	
10.38	Supplemental Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Alan Stamper.	10-KSB	04/15/2004	
10.39	Convertible Promissory Note, dated December 8, 2003 between the Registrant and Edward D. Tschiggfrie.	10-KSB	04/15/2004	
10.40	Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Edward D. Tschiggfrie.	10-KSB	04/15/2004	
10.41	Supplemental Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Edward D. Tschiggfrie.	10-KSB	04/15/2004	
10.42	Convertible Promissory Note, dated December 19, 2003 between the Registrant and Edward D. Tschiggfrie.	10-KSB	04/15/2004	
10.43	Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Edward D. Tschiggfrie.	10-KSB	04/15/2004	
10.44	Supplemental Common Stock Warrant Agreement, dated December 19, 2003, between the Registrant and Edward D. Tschiggfrie.	10-KSB	04/15/2004	
10.45	Convertible Promissory Note, dated December 8, 2003 between the Registrant and Bret Williams.	10-KSB	04/15/2004	
10.46	Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Bret Williams.	10-KSB	04/15/2004	

10.47	Supplemental Common Stock Warrant Agreement, dated December 8, 2003, between the Registrant and Bret Williams.	10-KSB	04/15/2004	
10.48	Amended And Restated 2003 Stock Incentive Plan.	10-KSB	04/15/2004	
10.49	Employment Agreement, dated December 3, 2003, between the Registrant and Walter Ludwig.	8-K	01/30/2004	
10.50	Employment Agreement, dated December 3, 2003, between the Registrant and Victor Hamilton.	8-K	01/30/2004	
31.1	Rule 13a-14(a) / 15d-14(a) Certification of Chief Executive Officer			X
31.2	Rule 13a-14(a) / 15d-14(a) Certification of Chief Financial Officer			X
32	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer			X

Reports filed on Form 8-K

Current report on Form 8-K, dated May 26, 2004 in which the Registrant reported the resignation, effective as of May 18, 2004, of Walter Ludwig as a director and president of the life sciences division. Additional information was included in the Company's press release dated May 19, 2004.

Current report on Form 8-K, dated June 3, 2004, in which the Registrant reported the completion of the final closing of a private placement of securities for gross proceeds to the Registrant of approximately $7,992,000 before deduction of certain fees and expenses of the offering. Berthel Fisher & Company Financial Services, Inc. acted as the placement agent for the offering. The offering was made exclusively to certain accredited investors pursuant to Rule 506 of Regulation D under the Securities Act of 1933. Additional information was included in the Company's press release dated June 2, 2004.

Current report on Form 8-K, dated July 30, 2004, in which the Registrant reported the acquisition of 100% of the issued and outstanding stock of Wise Systems Ltd. from the two shareholders of Wise, Martin and Susan Richards. Wise Systems Ltd. is organized under the laws of England and Wales and conducts its business in the areas of advanced radiology information systems. Additional information was included in the Company's press release dated July 27, 2004.

Current report on Form 8-K, dated July 30, 2004, in which the Registrant reported that it held a conference call to discuss certain issues related to the status of the Company, its business plan, and related matters. A copy of the script for the conference call was filed as Exhibit 99.1 to the Form 8-K. An audio replay of the conference call, including the question and answer session, is available by telephone by calling 1-800-977-8002 in the United States or Canada or by calling 1-404-920-6650 in the Atlanta area or internationally. The pin code for accessing the recording is as follows: press "star" 552868.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 11th day of August 2004.

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

By: /s/ Michael W. Trudnak

Michael W. Trudnak
Chief Executive Officer & Chairman
Principal Executive Officer

By: /s/ William J. Donovan

William J. Donovan
Chief Financial Officer
Principal Financial & Accounting Officer